Final Prospectus
Filed Pursuant to Rule 424(b)(3)
File No. 333-145299

PROSPECTUS

ZAGG INCORPORATED
3,998,356
Common Stock, par value $0.001 per share

This prospectus covers the resale of up to 3,998,356 shares of our common stock. The selling shareholders named in this prospectus are offering the shares of common stock being registered by this prospectus. We will not receive any proceeds from the sale of shares in this offering. We have not made any arrangements for the sale of these securities.

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the NASD. Our shares are quoted on the OTCBB under the symbol “ZAGG.” The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. As a result, the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders. On August 7, 2007, the last sale price of our common stock as reported by the OTCBB was $2.00 per share.

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

August 30, 2007

Table of Contents

SUMMARY	4
RISK FACTORS	7
Risks Related to the Company and Its Business	7
If we are unable to raise capital, our business will fail.	7
Because we may be forced to incur debt in the future on less than favorable terms, the resulting strain on our cash flow may impair our business operations.	7
Because the markets for our products are subject to continuing change, they may impair our ability to successfully sell our products.	8
Because we are dependent on a third party source to acquire sufficient quantities of raw materials to produce our products, any interruption in that relationship could harm our results of operations and our revenues.	8
Because we are dependent for our success on key executive officers, our inability to retain these officers would impede our business plan and growth strategies, which would have a negative impact on our business and the value of your investment.	8
If we fail to attract, train and retain sufficient numbers of our qualified personnel, our prospects, business, financial condition and results of operations will be materially and adversely affected.	8
Because we experience seasonal and quarterly fluctuations in demand for our products, no one quarter is indicative of our results of operations for the entire fiscal year.	9
Because we have limited protection on the intellectual property underlying our products, we may not be able to protect our products from the infringement of others and may be prevented from marketing our products.	9
Because we may, at some time in the future, issue additional securities, shareholders are subject to dilution of their ownership.	9
If we fail to maintain proper inventory levels, our business could be harmed.	9
Because we face intense competition, including competition from companies with significantly greater resources than ours, if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.	10
If we are unable to effectively manage our growth, our operating results and financial condition will be adversely affected.	10
If our competitors misappropriate our proprietary know-how and trade secrets, it could have a material adverse affect on our business.	10
If our facilities were to experience catastrophic loss, our operations would be seriously harmed.	11
New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.	11
Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.	11
Economic, political, military or other events in the United States could interfere with our success or operations and harm our business.	12
Risks Related to the Company’s Securities	12
Because our projections of future revenues and earnings are highly subjective and may not reflect future results, investors may experience volatility in the price of our common stock.	12
If a market for our common stock does not develop, shareholders may be unable to sell their shares.	13
Because we will be subject to the “Penny Stock” rules if our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.	13
Because our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.	13
Because of our status as a relatively unknown company with a small and thinly traded public float and lack of history as a public company which could lead to wide fluctuations in our share price, the market price for our common stock may be particularly volatile.	14
Limitations on director and officer liability and indemnification of our officers and directors by us may discourage stockholders from bringing suit against a director.	15
Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.	15
Our Chief Executive Officer and Chief Financial Officer own or control at least 38.0% of our outstanding common stock, which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in shareholders receiving a premium over the market price for our shares.	15
Because future sales of substantial amounts of our equity securities in the public market, or the perception that such sales could occur, could put downward selling pressure on our securities, the market for our common stock may be adversely affected.	16
Because we may be unable to register all of the common stock included within the Units for resale, investors may need to rely on an exemption from the registration requirements in order to sell such common stock.	16
Because investors in this Offering may be considered underwriters, they may be subject to unfavorable laws that may apply to their detriment.	16
Because we are subject to agreements with some of our shareholders to complete registration of their shares and retain effectiveness of this registration statement within certain timeframes, we are subject to monetary penalties that will harm the company in the event we are unable to meet these deadlines.	17
Because management will have substantial discretion over the use of the proceeds of any funds raised, investors will have no control over where the money will go.	17
Because we have not retained independent professionals for investors, they should not rely on our professionals in connection with this Offering.	17

FORWARD-LOOKING STATEMENTS	18

USE OF PROCEEDS	18

DETERMINATION OF OFFERING PRICE	18

DILUTION	18

SELLING SHAREHOLDERS	18

PLAN OF DISTRIBUTION	24

LEGAL PROCEEDINGS	26

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	26

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	28

DESCRIPTION OF SECURITIES	29

INTERESTS OF NAMED EXPERTS AND COUNSEL	31

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	31

ORGANIZATION WITHIN THE LAST FIVE YEARS	32

DESCRIPTION OF BUSINESS	32

MANAGEMENT’S DISCUSSION AND ANALYSIS	38

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	51

EXECUTIVE COMPENSATION	54

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	58

AVAILABLE INFORMATION	58

  Summary

ZAGG Incorporated

Our Business

We are a fast-growth company in the consumer technology accessories business. Our flagship product is the invisibleSHIELD™. With 200,000 invisibleSHIELDs sold in two years by early adopters, we are poised to introduce the invisibleSHIELD product to mass market consumers worldwide. We have identified and begun preliminary acquisition discussions with complimentary acquisition targets that should provide additional significant revenue growth opportunities. The potential acquisition targets will enable us to introduce new product offerings to our already loyal customer base of over 100,000 customers.

We changed our name from ShieldZone Corporation to ZAGG Incorporated to better position the company to become a large and encompassing enterprise in the electronics’ accessories industry through organic growth and through making targeted acquisitions. The ShieldZone name was very specific to the invisibleSHIELD product line and although the invisibleSHIELD is and will continue to be our core product, the name change will enable us the opportunity to easily add new products to our product offering. ZAGG will continue to search out other complimentary proven products and companies that fit the ZAGG lifestyle and strategy for fast growth.

We custom-design, market and sell a form of protective covering for consumer electronic and hand held devices. Our key product, invisibleSHIELD, is made from a protective, film covering that was developed originally to protect the leading edges of rotary blades of military helicopters. We determined that this same film product could be configured to fit onto the surface of electronic devices and marketed to consumers for use in protecting such devices from everyday wear and tear including scratches, scrapes, debris and other surface blemishes. The film also permits touch sensitivity, meaning it can be used on devices that have a touch-screen interface. The invisibleSHIELD film material is highly reliable and durable since it was originally developed for use in a high friction, high velocity, aerospace context. The film provides long lasting protection for the surface of electronic devices subject to normal wear and tear. The film is a form of polyurethane substance, akin to a very thin, pliable, flexible and durable clear plastic that adheres to the surface and shape of the object it is applied to.

We also sell accessories for electronics devices including power cords, chargers and adapters. We have recently introduced the RockStic™ portable speaker system designed for Apple iPod and compatible with most digital media players.

We maintain our corporate offices and operational facility at 3855 South 500 West, Suites B and J, Salt Lake City, Utah, 84115. The telephone number of the Company is 801-263-0699. Our website addresses are www.ShieldZone.com, www.InvisibleShield.com and www.ZAGG.com.

Our Corporate History

On February 8, 2007, our predecessor, Amerasia Khan Enterprises Ltd., a Nevada corporation (“AKE”), executed an Agreement and Plan of Merger (the “Merger Agreement”) by and between AKE and its wholly owned subsidiary, SZC Acquisition, Inc., a Nevada corporation (“Subsidiary”) on the one hand, and ShieldZone Corporation, a Utah corporation (“ShieldZone”) on the other hand. Pursuant to the Merger Agreement, ShieldZone merged with Subsidiary, with ShieldZone surviving the merger and Subsidiary ceasing to exist (the “Merger”).

Following the Merger, ShieldZone was reincorporated in Nevada as a subsidiary of AKE. On March 7, 2007, ShieldZone was merged up and into AKE. At that time, AKE changed its name to ZAGG Incorporated, and the operations of the surviving entity (ZAGG Incorporated) are solely that of ShieldZone. As a result of these transactions, the historical financial statements of ZAGG Incorporated are the historical financial statements of ShieldZone. The fiscal year end of the Company is December 31.

The Offering

Securities Being Offered
Up to 3,998,356 shares of our common stock, which includes 2,760,856 shares of common stock and warrants to purchase 1,237,500 shares of our common stock, may be offered by the selling shareholders under this prospectus.

Offering Price and Alternative Plan of Distribution
All shares being offered are being sold by existing shareholders without our involvement, so the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.

Minimum Number of Shares To Be Sold in This Offering	None

Common Stock Outstanding
17,943,995 shares of our common stock are issued and outstanding as of the date of this prospectus. Assuming the exercise of outstanding warrants to purchase 1,237,500 shares of our common stock by the selling shareholders, there will be 19,181,495 shares of common stock outstanding as a result of this offering.

Use of Proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Summary Financial Information

Balance Sheet Data	As of Dec 31, 2006	As of Jun 30, 2007 (Unaudited)
Cash	$468,382	$993,380
Total Assets	$1,027,253	$1,892,575
Liabilities	$882,880	$1,523,574
Total Stockholder’s Equity	$144,373	$369,001

Statement of Operations	For the year ended Dec 31, 2006	Three months ended Jun 30, 2007 (Unaudited)	Six months ended Jun 30, 2007 (Unaudited)
Revenue	$2,777,036	$804,458	$1,597,306
Loss for the Period	$141,253	$48,293	$318,865

  Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Currently, shares of our common stock are quoted and traded on the OTCBB. The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information. As a result, the actual price of our stock is determined by prevailing market prices. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Company and Its Business

If we are unable to raise capital, our business will fail.

For the foreseeable future, we intend to fund our operations and capital expenditures from operations and our cash on hand largely from the proceeds of a recently conducted offering of our equity securities. If our capital resources are insufficient, we may need additional funds to continue our operations, pursue business opportunities (such as expansion, acquisitions of complementary businesses or the development of new products or services), to react to unforeseen difficulties or to respond to competitive pressures. We cannot assure you that at such time as we need funds that alternative financing arrangements will be available in amounts or on terms acceptable to us, if at all. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our current products, license new products or enhance our products and services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of our common stock. If we choose to raise additional funds through the issuance of equity securities, this may cause significant dilution of our common stock, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions.

Without sufficient financing, we would be forced to limit our operations and otherwise fail to pursue the full measure of our business plan. If it turns out that we have not raised enough money to complete our business plan for the next twelve months, we will try to raise additional funds from another private placement or from loans, if available. In the event that we are unable to raise more financing to pursue our business plan, we will lose opportunities for growth necessary for our survival and investors may lose their entire investment.

Because we may be forced to incur debt in the future on less than favorable terms, the resulting strain on our cash flow may impair our business operations.

In order to fund operations, we may issue debt instruments which will have a senior claim on our assets in the event of a sale of assets. Future debt service may cause strain on cash flow and impair business operations.

Because the markets for our products are subject to continuing change, they may impair our ability to successfully sell our products.

The markets for our products are volatile and subject to continuing change. Consumer tastes and demands can be unpredictable. We must continuously adjust our marketing strategy to address the changing state of the markets for our products, we may not be able to anticipate changes in the market and, as a result, our product strategies may be unsuccessful.

Because we are dependent on a third party source to acquire sufficient quantities of raw materials to produce our products, any interruption in that relationship could harm our results of operations and our revenues.

We acquire substantially all of our raw materials that we use in our products from one distributor. While we believe our relationship with that distributor is excellent, and we foresee no interruption in our ability to obtain raw materials from such distributor, we might in the future need to find other sources or attempt to manufacture the raw materials, or a material substantially similar to them, ourselves. We believe we could obtain the raw materials from other sources, or obtain substantially similar raw materials, or even produce similar materials ourselves. We also keep an inventory of raw materials on hand which could support our operations even if our sources were interrupted. However any unexpected interruption in our acquisition of the raw materials and the production of our products could harm our results of operations and our revenues.

Because we are dependent for our success on key executive officers, our inability to retain these officers would impede our business plan and growth strategies, which would have a negative impact on our business and the value of your investment.

Our success depends on the skills, experience and performance of key members of our management team including Mr. Robert G. Pedersen II, our CEO, and Brandon O’Brien, our CFO. We do not have an employment agreement with Mr. Pedersen or Mr. O’Brien. We do not have employment agreements with any other members of our senior management team. Each of those individuals without long-term employment agreements may voluntarily terminate his employment with the Company at any time upon short notice. Were we to lose one or more of these key executive officers, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of limited working capital. We can give you no assurance that we can find satisfactory replacements for these key executive officers at all, or on terms that are not unduly expensive or burdensome to our company. Although we intend to issue stock options or other equity-based compensation to attract and retain employees, such incentives may not be sufficient to attract and retain key personnel.

If we fail to attract, train and retain sufficient numbers of our qualified personnel, our prospects, business, financial condition and results of operations will be materially and adversely affected.

Our success depends to a significant degree upon our ability to attract, retain and motivate skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect our business. If we fail to attract, train and retain sufficient numbers of these highly qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected.

Because we experience seasonal and quarterly fluctuations in demand for our products, no one quarter is indicative of our results of operations for the entire fiscal year.

Our quarterly results may fluctuate quarter to quarter as a result of market acceptance of our products, the mix, pricing and presentation of the products offered and sold, the hiring and training of additional personnel, the timing of inventory write downs, the cost of materials, the incurrence of other operating costs and factors beyond our control, such as general economic conditions and actions of competitors. We are also affected by seasonal buying cycles of consumers, such as the holiday season, and the introduction of popular consumer electronics, such as a new generation of the iPod. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

Because we have limited protection on the intellectual property underlying our products, we may not be able to protect our products from the infringement of others and may be prevented from marketing our products.

We do not own proprietary rights with respect to the film we use in our products. We have a patent pending with respect to the covering of electronic devices with thin films. In addition, we own and keep confidential the design configurations of the film and the process to cut the film which are our copyrights. We seek to protect our intellectual property rights through confidentiality agreements with our employees, consultants and partners. However, no assurance can be given that such measures will be sufficient to protect our intellectual property rights or that the intellectual property rights that we have are sufficient to protect other persons from creating and marketing substantially similar products. If we cannot protect our rights, we may lose our competitive advantage. Moreover, if it is determined that our products infringe on the intellectual property rights of third parties, we may be prevented from marketing our products.

Because we may, at some time in the future, issue additional securities, shareholders are subject to dilution of their ownership.

Although the Company has no plans to raise additional capital aside from the present Offering, it may at some time in the future do so. Any such issuance would likely dilute shareholders’ ownership interest in the Company and may have an adverse impact on the price of the Company’s common stock. In addition, from time to time we may issue shares of common stock in connection with equity financing activities or as incentives to our officers and business partners. We may expand the number of shares available under stock incentive and option plans, or create new plans. All issuances of common stock would be dilutive to your holdings in the Company. If your holdings are diluted, the overall value of your shares may be diminished and your ability to influence shareholder voting will also be harmed.

If we fail to maintain proper inventory levels, our business could be harmed.

We produce our products prior to the time we receive customers’ orders. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. However, we may be unable to sell the products we have produced in advance. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate demand for our products or if we fail to produce the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact distributor relationships, and diminish brand loyalty.

Because we face intense competition, including competition from companies with significantly greater resources than ours, if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

Our market is highly competitive with numerous competitors. Some of our competitors have greater financial, technological, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to compete more effectively on the basis of price and production and more quickly develop new products and technologies. They may also have more fully developed sales channels for consumer sales including large retail seller arrangements and international distribution capabilities. In addition, new companies may enter the markets in which we compete, further increasing competition in the laser industry. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely impact the trading price of our common shares.

If we are unable to effectively manage our growth, our operating results and financial condition will be adversely affected.

We intend to grow our business by expanding our sales, administrative and marketing organizations. Any growth in or expansion of our business is likely to continue to place a strain on our management and administrative resources, infrastructure and systems. As with other growing businesses, we expect that we will need to refine and expand our business development capabilities, our systems and processes and our access to financing sources. We also will need to hire, train, supervise and manage new employees. These processes are time consuming and expensive, will increase management responsibilities and will divert management attention. We cannot assure you that we will be able to:

▪	expand our systems effectively or efficiently or in a timely manner;
▪	allocate our human resources optimally;
▪	meet our capital needs;
▪	identify and hire qualified employees or retain valued employees; or
▪	incorporate effectively the components of any business or product line that we may acquire in our effort to achieve growth.

Our inability or failure to manage our growth and expansion effectively could harm our business and materially and adversely affect our operating results and financial condition.

If our competitors misappropriate our proprietary know-how and trade secrets, it could have a material adverse affect on our business.

We depend heavily on the expertise of our production team. If any of our competitors copies or otherwise gains access to similar products independently, we might not be able to compete as effectively. The measures we take to protect our designs may not be adequate to prevent their unauthorized use. Further, the laws of foreign countries may provide inadequate protection of such intellectual property rights. We may need to bring legal claims to enforce or protect such intellectual property rights. Any litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources. In addition, notwithstanding the rights we have secured in our intellectual property, other persons may bring claims against us that we have infringed on their intellectual property rights or claims that our intellectual property right interests are not valid. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate and therefore could have an adverse affect on our business.

If our facilities were to experience catastrophic loss, our operations would be seriously harmed.

Our facilities could be subject to a catastrophic loss from fire, flood, earthquake or terrorist activity. All of our activities, including manufacturing, our corporate headquarters and other critical business operations are in one location. Any catastrophic loss at this facility could disrupt our operations, delay production, and revenue and result in large expenses to repair or replace the facility. While we have obtained insurance to cover most potential losses, we cannot assure you that our existing insurance coverage will be adequate against all other possible losses.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on the board of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business could be adversely affected.

Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002. We, like all other public companies, must incur additional expenses and, to a lesser extent, diversion of our management’s time in our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls over financial reporting. We have not evaluated our internal controls over financial reporting in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC, which we collectively refer to as Section 404. We have never performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404, which may initially apply to us as of December 31, 2007 and December 31, 2008, respectively. Our lack of familiarity with Section 404 may unduly divert management’s time and resources in executing the business plan. If, in the future, management identifies one or more material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

Economic, political, military or other events in the United States could interfere with our success or operations and harm our business.

We market and sell our products and services in the United States and abroad. The September 11, 2001 terrorist attacks disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and the military action, or possible military action, taken by the United States and other nations, in Iraq or other countries may cause significant disruption to commerce throughout the world. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders for our products or extends the sales cycles with potential customers, our business and results of operations could be materially adversely affected. We are unable to predict whether the threat of new attacks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

Risks Related to the Company’s Securities

Because our projections of future revenues and earnings are highly subjective and may not reflect future results, investors may experience volatility in the price of our common stock.

Customers of our products are varied and it is difficult to predict with any degree of certainty what the Company’s revenues will be for any given period. Our experience indicates that customers can change their purchasing patterns quickly in response to market demands and therefore our forecasts may not be relied upon to accurately forecast sales. In this prospectus, we provide projections of our future sales and earnings. Since we do not have long-term purchase commitments from major customers and instead rely on a broader public to purchase our products, it is difficult for us to accurately predict the amount of our sales and related earnings in any given period. Our projections are based on management’s best estimate of sales using historical sales data, information from customers and other information deemed relevant. These projections are highly subjective since sales to our customers can fluctuate substantially. Our period to period revenues have varied in the past and may continue to vary in the future. Any significant change in purchases by our customers can significantly affect our sales and profitability.

If demand for our products fluctuates, our revenues, profitability and financial condition could be adversely affected. Important factors that could cause demand for our products to fluctuate include:

▪	changes in customer product needs;
▪	changes in the level of inventory;
▪	changes in business and economic conditions, including a downturn in our industry; and
▪	market acceptance of our products.

If our actual sales or earnings are less than the projected amounts, the price of our common stock may be adversely affected and accordingly our shareholders should not place undue reliance on these projections.

In addition, the price of our common stock may be adversely affected due to other factors, such as changes in analysts’ estimates regarding earnings, or may be due to factors relating to the markets in general. Shareholders should be willing to incur the risk of such fluctuations.

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

A market for our common stock may never develop. Although we applied for quotation of our common stock on the NASD over-the-counter bulletin board through a market maker, our shares may never be traded on the bulletin board, or, if traded, a public market may not materialize. If our common stock is not traded on the bulletin board or if a public market for our common stock does not develop, investors may not be able to re-sell the shares of our common stock that they have purchased and may lose all of their investment.

Because we will be subject to the “Penny Stock” rules if our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our common stock may find it difficult to sell their shares.

Because our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.

Because our shares are quoted on the over-the-counter bulletin board, we are required to remain current in our filings with the SEC in order for shares of our common stock to be eligible for quotation on the over-the-counter bulletin board. In the event that we become delinquent in our required filings with the SEC, quotation of our common stock will be terminated following a 30 or 60 day grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our common stock may find it difficult to sell their shares.

Because of our status as a relatively unknown company with a small and thinly traded public float and lack of history as a public company which could lead to wide fluctuations in our share price, the market price for our common stock may be particularly volatile.

The market for our common stock may be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price could continue to be more volatile than a seasoned issuer for the indefinite future. The potential volatility in our share price is attributable to a number of factors. First, as noted above, our shares of common stock may be sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares of common stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Many of these factors will be beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time.

In addition, the market price of our common stock could be subject to wide fluctuations in response to:

▪	quarterly variations in our revenues and operating expenses;
▪	announcements of new products or services by us;
▪	fluctuations in interest rates;
▪	significant sales of our common stock, including “short” sales;
▪	the operating and stock price performance of other companies that investors may deem comparable to us; and
▪	news reports relating to trends in our markets or general economic conditions.

The stock market, in general, and the market prices for penny stock companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Limitations on director and officer liability and indemnification of our officers and directors by us may discourage stockholders from bringing suit against a director.

Our articles of incorporation and bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our articles of incorporation and bylaws may provide for mandatory indemnification of directors and officers to the fullest extent permitted by governing state law.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our common stock.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by state law. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize their investment.

Our Chief Executive Officer and Chief Financial Officer own or control at least 38.0% of our outstanding common stock, which may limit your ability and the ability of our other stockholders, whether acting alone or together, to propose or direct the management or overall direction of our company. Additionally, this concentration of ownership could discourage or prevent a potential takeover of our Company that might otherwise result in shareholders receiving a premium over the market price for our shares.

We estimate that approximately 38.0% of our outstanding shares of common stock is owned and controlled by our Chief Executive Officer and our Chief Financial Officer. Such concentrated control of our company may adversely affect the price of our common stock. Our principal stockholders may be able to control matters requiring approval by our stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for our stockholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into different transactions which require stockholder approval. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Accordingly, the existing principal stockholders together with our directors and executive officers will have the power to control the election of our directors and the approval of actions for which the approval of our stockholders is required. If you acquire shares, you may have no effective voice in the management of the Company.

Because future sales of substantial amounts of our equity securities in the public market, or the perception that such sales could occur, could put downward selling pressure on our securities, the market for our common stock may be adversely affected.

Our common shares are traded on the over-the-counter bulletin board (OTCBB). There can be no assurance however that a market will develop. Should a market develop, shares sold at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of a large number of shares at any price may cause the market price to fall. There is a risk that this downward pressure may make it impossible for an investor to sell his securities at any reasonable price, if at all.

Because we may be unable to register all of the common stock included within the Units for resale, investors may need to rely on an exemption from the registration requirements in order to sell such common stock.

Under the Registration Rights Agreement, we are obligated to file a "resale" registration statement with the SEC that covers certain securities included in this Offering (along with other securities that have piggyback registration rights) and to use our best efforts to have such "resale" registration statement declared effective by the SEC at such time and in the manner set forth therein. It is possible that the SEC (or NASD) may impose conditions that do not permit us or interfere with our ability to register all of such shares of Common Stock for resale. In certain circumstances, the SEC may take the view that the private placement requires us to register the issuance of the securities as a primary offering. Without sufficient disclosure of this risk, rescission of the private placement could be sought by investors or an offer of rescission may be mandated by the SEC, which would result in a material adverse affect to us. To date, the SEC has not made any formal statements or proposed or adopted any new rules or regulations regarding interpretations of Rule 415 promulgated under the Securities Act, as such rule applies to resale registration statements. However, investors should be aware of the risks that interpretive positions taken with respect to Rule 415, or similar rules or regulations adopted subsequent to the date of this prospectus, could have on the manner in which the Common Stock may be registered or our ability to register the Common Stock for resale at all. If we are unable to register some or all of the Common Stock, such shares would only be able to be sold pursuant to an exemption from registration under the Securities Act, such as Rule 144, that permits the resale of securities following twelve months after the issuance of such securities, subject to certain volume limitations.

Because investors in this Offering may be considered underwriters, they may be subject to unfavorable laws that may apply to their detriment.

Investors purchasing securities with a view to selling or otherwise distributing those securities may be considered to be underwriters, subjecting such investors to potential liability tinder Section 11 of the Securities Act. Further, if deemed an underwriter, an investor could not rely on Rule 144 of the Securities Act to sell or otherwise distribute the securities purchased in the Offering.

Because we are subject to agreements with some of our shareholders to complete registration of their shares and retain effectiveness of this registration statement within certain timeframes, we are subject to monetary penalties that will harm the company in the event we are unable to meet these deadlines.

Under the applicable agreements, we agreed to have a registration statement declared effective covering shares belonging to certain institutional investors no later than 120 days from July 10, 2007. If we do not cause the registration statement to be declared effective by the required date, then each shareholder we contracted with will be entitled to liquidated damages equal to 2% of the aggregate purchase price paid by such shareholder for the securities, and an additional 2% for each month that we do not file the registration statement or cause it to be declared effective. We are also subject to the same penalties for failure to perform the following acts in their respective timeframes:

▪	File with the Securities and Exchange Commission (the “SEC”) a pre-effective amendment within ten trading days after the receipt of comments from the Commission;
▪
File with the SEC a request for acceleration with five trading days of the date the SEC notifies us orally or in writing that the registration statement will not be reviewed or subject to further review;

▪	Fail to notify the selling shareholders within one trading day of when we request effectiveness of the registration statement;
▪	Fail to file a final prospectus within one trading day after effectiveness;
▪	Fail to maintain an effective registration statement for more than ten consecutive calendar days or more than an aggregate of fifteen calendar days in a twelve month period; and
▪	Fail to register all of the common stock and the shares of common stock underlying the warrants pursuant to one or more registration statements on or before December 28, 2007.

On July 10, 2007, we sold units, comprised of 1,975,000 shares of our common stock and warrants to purchase 987,500 shares of common stock, under the above arrangement at $1.00 per unit that will be registered. Although we believe that we will be able to take all steps necessary to permit the SEC to declare our registration statement effective, it is possible that the SEC may, by application of policies or procedures, which may change over time, delay the effectiveness of the registration statement or make it impractical for us to respond to the SEC in a manner which permits the SEC to declare the registration statement effective. If we are not able to meet the applicable deadlines with our shareholders, we will certainly be harmed by having to pay the liquidated damages described above.

Because management will have substantial discretion over the use of the proceeds of any funds raised, investors will have no control over where the money will go.

Our management will have significant flexibility in applying the net proceeds of any monies raised and may apply the proceeds in ways with which you do not agree. The failure of our management to apply these fends effectively could materially harm our business.

Because we have not retained independent professionals for investors, they should not rely on our professionals in connection with this Offering.

We have not retained any independent professionals to review or comment on the Offering or otherwise protect your interests. Although we and Empire Financial have each retained our own counsel, none of such firms nor any other firm has made any independent examination of any factual matters represented by management herein, and investors may not rely on such firms or their participation in preparation of this prospectus or other matters related to the Offering, including with respect to any matters herein described.

 Forward-Looking Statements

This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as anticipate, believe, plan, expect, future, intend and similar expressions to identify such forward-looking statements. The actual results could differ materially from our forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in this Risk Factors section and elsewhere in this prospectus.

  Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders.

  Determination of Offering Price

All shares being offered will be sold by existing shareholders without our involvement, consequently the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders. The offering price will thus be determined by market factors and the independent decisions of the selling shareholders.

  Dilution

The common stock to be sold by the selling shareholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

  Selling Shareholders

The selling shareholders named in this prospectus are offering 3,998,356 shares of common stock offered through this prospectus. The shares include the following:

▪
1,975,000 shares of our common stock and warrants to purchase 987,500 shares of our common stock, which were sold to a total of 11 institutional investors as part of a private placement conducted on July 10, 2007 and on August 6, 2007. The shares, which included 50% warrant coverage, were sold at a price per share of $1.00. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and to Rule 506 of Regulation D thereunder.

▪
Warrants to purchase 197,500 shares of our common stock, which were issued to designees of Empire Financial Group, Inc., under a placement agent agreement in connection with the above offering to institutional investors. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and to Rule 506 of Regulation D thereunder.

▪
Warrants to purchase 52,500 shares of our common stock, which were issued to designees of Empire Financial Group, Inc., under a placement agreement in connection with the private placement described below. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and to Rule 506 of Regulation D thereunder.

▪
785,856 shares of our common stock, which were sold to 5 accredited investors as part of a private placement completed on February 8, 2007. The shares were sold at a price per share of $0.35. The issuance and sale of said securities was made in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and to Rule 506 of Regulation D thereunder.

The following table provides information regarding the beneficial ownership of our common stock held by each of the fifteen (17) selling shareholders as of August 8, 2007, including:

1. the number of shares owned by each prior to this offering;
2. the total number of shares that are to be offered by each;
3. the total number of shares that will be owned by each upon completion of the offering;
4. the percentage owned by each upon completion of the offering; and
5. the identity of the beneficial holder of any entity that owns the shares.

The named party beneficially owns and has sole voting and investment power over all shares or rights to the shares, unless otherwise shown in the table. The percentages are based on 18,381,495 shares of common stock, which includes 17,943,995 shares of common stock outstanding as of August 8, 2007, and outstanding warrants exercisable within 60 days held by the selling shareholders to purchase 1,237,000 shares of common stock.

Name of Selling Shareholder	Shares Owned Prior to this Offering	Total Number of Shares to be Offered for Selling Shareholder Account	Total Shares to be Owned Upon Completion of this Offering	Percent Owned Upon Completion of this Offering
Alpha Capital Anstatt(1) 150 Central Park South, 2nd Floor New York, NY 10019	450,000	450,000	0	0.0%
Blue Earth Fund, LP(2) 1312 Cedar Street Santa Monica, CA 90405	112,500	112,500	0	0.0%

Cranshire Capital, LP(3) 3100 Dundee Road, Suite 703 Northbrook, IL 60062	450,000	450,000	0	0.0%
Donald G. Drapkin 30 Rockefeller Plaza, 63rd Floor New York, NY	450,000	450,000	0	0.0%
EGATNIV, LLC(4) 150 West 46th Street, 6th Floor New York, NY 10036	150,000	150,000	0	0.0%
Avery Hager 2302 Avenue J Brooklyn, NY 11210	75,000	75,000	0	0.0%
Iroquois Master Fund Ltd.(5) 641 Lexington Ave., 26th Floor New York, NY 10022	150,000	150,000	0	0.0%
Rockmore Investment Master Fund Ltd.(6) 150 East 58th Street, 28th Floor New York, NY 10155	150,000	150,000	0	0.0%
Whalehaven Capital Fund Limited(7) 160 Summit Ave. Montvale, NJ 07645	300,000	300,000	0	0.0%
Crescent International, Ltd. (8) 84 Av. Louis-Casai CH-1216 Cointrin/Geneva, Switzerland	375,000	375,000	0	0.0%
Briston Investment Fund, Ltd. (9) 10990 Wilshire Boulevard, Suite 1410 Lost Angeles, CA 90024	300,000	300,000	0	0.0%
Robert Garff 1 Leewaltd Glen Walnut Creek, CA 94549	428,571	428,571	0	0.0%
Leslie Phairas 1615 Meadow Rd. Chico, CA 95926	142,857	142,857	0	0.0%
Robert S. Colman Trust(8) 300 Tamal Plz. #280 Corte Madera, CA 94925	143,000	143,000	0	0.0%
Bryan Clark 9822 Pioneer Las Vegas, NV 89117	35,714	35,714	0	0.0%
Kyleen Cane 15 Quail Hollow Henderson, NV 89014	35,714	35,714	0	0.0%
Empire Financial Group, Inc.(10) 150 California Street, 21st Floor San Francisco, CA 94111	56,973	56,973	0	0.0%
Michael R. Jacks 204 Bret Harte Rd. San Rafael, CA 94901	61,327	61,327	0	0.0%
William Corbett 172 Beach Road Belvedere, CA 94920	61,327	61,327	0	0.0%

Lee Osman 150 California St. San Francisco, CA 94111	7,875	7,875	0	0.0%
Paul Marr 13401 Metric Boulevard #1235 Austin, TX 78727	21,249	21,249	0	0.0%
Jakes Jordaan 13401 Metric Boulevard #1235 Austin, TX 78727	31,249	31,249	0	0.0%
Michelle Boblett 13401 Metric Boulevard #1235 Austin, TX 78727	10,000	10,000	0	0.0%

(1)	Konrad Ackerman is the Director of Alpha Capital Anstatt

(2)	Brett Conrad is the Managing Member of Blue Earth Fund, LP

(3)
Mitchell P. Kopin, the President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment disc retion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Cap9ital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(4)	Seth Farbman is the partner in charge of EGATNIV, LLC

(5)	Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(6)
Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore master Fund and, as of August 8, 2007, Mr. Bruce T. Bernstein and MR. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositivie power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13-D-G) controls Rockmore Master Fund.

(7)	Michael Finkelstein is the Investment Manger of Whalehaven Capital Fund Limited

(8)	Maxi Brezzi and Bachir Taleb-Ibrahimi are the control persons of Crescent International Ltd.

(9)	Paul Kessler is the Director of Bristol Investment Fund, Ltd.

(10)	Robert S. Colman is the Trustee of Robert S. Colman Trust

(11)	Don Wojnowski is the president and CEO of Empire Financial Group, Inc.

Except as indicated below, none of the selling shareholders; has had a material relationship with us other than as a shareholder at any time within the past three years; has been one of our officers or directors; or are broker-dealers or affiliates of broker-dealers.

(a)
On July 10, 2007 and on August 6, 2007, we sold (i) 1,975,000 shares of our common stock, and (ii) five-year warrants to purchase 987,500 shares of common stock at an exercise price of $1.30 per share, pursuant to a Securities Purchase Agreement between us and the following purchasers (the “Purchasers”) signatory thereto.

Purchaser	Number of Common Shares and Warrants Held
Alpha Capital Anstatt 150 Central Park South, 2nd Floor New York, NY 10019	450,000
Blue Earth Fund, LP 1312 Cedar Street Santa Monica, CA 90405	112,500
Cranshire Capital, LP 3100 Dundee Road, Suite 703 Northbrook, IL 60062	450,000
Donald G. Drapin 30 Rockefeller Plaza, 63rd Floor New York, NY	450,000
EGATIV, LLC 150 West 46th Street, 6th Floor New York, NY 10036	150,000
Avery Hager 2302 Avenue J Brooklyn, NY 11210	75,000
Iroquois Master Fund Ltd. 641 Lexington Ave., 26th Floor New York, NY 10022	150,000
Rockmore Investment Master Fund Ltd. 150 East 58th Street, 28th Floor New York, NY 10155	150,000
Whalehaven Capital Fund Limited 160 Summit Ave. Montvale, NJ 07645	300,000
Crescent International, Ltd. 84 Av. Louis-Casai CH-1216 Cointrin/Geneva, Switzerland	375,000
Briston Investment Fund, Ltd. 10990 Wilshire Boulevard, Suite 1410 Lost Angeles, CA 90024	300,000

We received aggregate gross proceeds of approximately $1,975,000 from the sale of the common stock and warrants. The Purchasers are entitled to certain contractual benefits under the Securities Purchase Agreement, which are summarized as follows:

▪	The right to participate in any subsequent financing of our company in the next twelve months;

▪	Except for certain exempt issuances, restrictions on the Company’s ability to issue securities 90 days following an effective registration statement on behalf of the Purchasers;

▪	For as long as any Purchaser holds our securities, restrictions on our ability to issue securities that are convertible into common stock at some future or variable price;

▪	For twelve months, restrictions on our ability to undertake a reverse or forward stock split of its common stock;

▪	For two years and except for certain exempt issuances, the right to certain anti-dilution provisions;

▪	The right to rescind in the event we fail to meet certain deadlines.

Further under the Securities Purchase Agreement, the Company is permitted to issue common shares that are exempt from the above restrictions in certain instances, including issuances to employees, officers or directors of the Company pursuant to any stock or option plan, and a general allowance of common stock and warrants equal to $2 million in the aggregate, raised no later than August 9, 2007.

Pursuant to a Registration Rights Agreement that accompanies the Securities Purchase Agreement, we agreed to file an initial registration statement covering the resale of the common stock and the shares of common stock underlying the warrants no later than 30 days from the closing of the offering and to have such registration statement declared effective no later than 120 days from the closing of the offering. If we do not timely file the registration statement or cause it to be declared effective by the required dates, then each Purchaser in the offering shall be entitled to liquidated damages equal to 2% of the aggregate purchase price paid by such Purchaser for the securities, and an additional 2% for each month that we do not file the registration statement or cause it to be declared effective. We are also subject to the same penalties for failure to perform the following acts in their respective timeframes:

▪	File with the Securities and Exchange Commission (the “Commission”) a pre-effective amendment within ten trading days after the receipt of comments from the Commission;

▪
File with the Commission a request for acceleration with five trading days of the date the Commission notifies us orally or in writing that the registration statement will not be reviewed or subject to further review;

▪	Fail to notify the Purchasers within one trading day of when we request effectiveness of the registration statement;

▪	Fail to file a final prospectus within one trading day after effectiveness;

▪	Fail to maintain an effective registration statement for more than ten consecutive calendar days or more than an aggregate of fifteen calendar days in a twelve month period; and

▪	Fail to register all of the common stock and the shares of common stock underlying the warrants pursuant to one or more registration statements on or before December 28, 2007.

(b)
We entered into an Exclusive Finder’s Agreement with Empire Financial Group, Inc. (“Empire”) to assist us in a private placement transaction of accredited investors. Empire is entitled to 9% of the offering funds raised in any such private placement and 10% warrant compensation with piggyback registration rights. In connection with a private placement of the 11 institutional investors, which are selling shareholders in this offering, we paid Empire and its designees $177,750 and issued warrants to purchase 197,500 shares of common stock to designees of Empire. In connection with a private placement to 5 accredited investors, which are selling shareholders in this offering, we paid Empire and its designees $47,250 and issued warrants to purchase 52,500 shares of common stock to designees of Empire.

(c)
Shareholders Kyleen Cane and Bryan Clark are also principals of the law firm of Cane Clark, LLP, our corporate and securities counsel. However, the shares were not issued to Ms. Cane and Mr. Clark in exchange for legal fees; rather, the shares were purchased using the shareholders’ own funds.

  Plan of Distribution

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTCBB or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

▪	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

▪	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

▪	purchases by a broker dealer as principal and resale by the broker dealer for its account;

▪	an exchange distribution in accordance with the rules of the applicable exchange;

▪	privately negotiated transactions;

▪	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

▪	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

▪	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

▪	a combination of any such methods of sale; or

▪	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

  Legal Proceedings

We are currently not a party to any pending legal proceedings.

Our agent for service of process in Nevada is Cane Clark LLP, 3273 E. Warm Springs Rd., Las Vegas, Nevada 89120.

  Directors, Executive Officers, Promoters and Control Persons

The following table sets forth information regarding the members of our board of directors and our executive officers and other significant employees. All of our officers and directors were appointed on the effective date of the Merger. All of our directors hold office until the next annual meeting of stockholders and their successors are duly elected and qualify. Executive officers serve at the request of the board of directors.

Name	Age	Position
Robert G. Pedersen II	40	Chief Executive Officer, Director
Brandon T. O’Brien	36	Chief Financial Officer

Set forth below is a brief description of the background and business experience of our current executive officers and directors.

Robert G. Pedersen II. Mr. Pedersen provides the overall vision and leadership of ZAGG Incorporated. Mr. Pedersen has more than 20 years' experience in executive management, sales and marketing, communications, as well as owning and managing several start-up businesses and enterprises. Since 1998, Mr. Pedersen was a co-owner and executive manager for Del Sol, LC, a Utah-based international specialty retailer of apparel and accessories, where he implemented the in-line retail store model. Del Sol now has more than 80 stores world-wide. Additionally, Mr. Pedersen created and was the director of DelSol.com, Del Sol LC’s Internet presence. In 2002 Mr. Pedersen founded PayTeck, Inc., a Utah provider of Internet-based payment processing services, which was later sold to Zion's Bank, a public company, in 2005. Mr. Pedersen joined ZAGG in October 2005 as a consultant and then in January 2006 joined the company as a full partner in a full time capacity and has served as its Chief Executive Officer and Chairman since that time. Mr. Pedersen is also the Company’s largest shareholder. Mr. Pedersen earned a degree in business administration (BSBA) from the University of Phoenix and a Masters Degree (MBA) from Brigham Young University in Business Administration with an emphasis in marketing, finance and organizational communications. Mr. Pedersen and his wife and six children reside in Holladay, Utah.

Brandon T. O’Brien. Mr. O’Brien became our Chief Financial Officer on February 12, 2007. Prior to assuming his position as the Chief Financial Officer for the Company, Mr. O’Brien, served as the Vice President of Finance at Fonix Corporation, a speech recognition software company, from January 2003 to January 2007, and as an independent financial consultant from September 2001 to January 2003. Mr. O’Brien has extensive experience in mergers and acquisitions, accounting for financial transactions with foreign subsidiaries and the application of financial accounting standards and principles. Mr. O’Brien has broad experience with both small micro-cap public companies and with large multinational public companies. Mr. O’Brien is a licensed Certified Public Accountant and has attained the Certified Management Accountant and Certified Financial Manager designations. Mr. O’Brien earned a Bachelor of Science degree in Accounting from Utah State University in 1995 and a Masters of Business Administration from the University of Utah in 1996. Mr. O’Brien resides with his wife and five children in Farmington, Utah.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

We have no significant employees other than our officers and directors.

Family Relationships

There are no family relationships among our directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of August 8, 2007, the beneficial ownership of the outstanding shares of our common stock by (i) each person known us who beneficially owns five percent (5%) or more of the outstanding shares; (ii) each officer of our company; (iii) each director of our company, and (iv) all the aforementioned officers and directors as a group.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class (2)
Common Stock	Robert G. Pedersen II, President and Chief Executive Officer (3)	6,600,000	36.8%

Common Stock	Brandon T. O’Brien Chief Financial Officer	222,853	1.2%

Common Stock	Andrew C. Park 201 Post Street, 11th Floor San Francisco, CA 94108	1,058,235	5.9%

Common Stock	SunCreek, LLC 2873 Tolcate Lane Holladay, Utah 84121	5,000,000	27.9%

	All officers and directors a group (2)	6,822,853	38.0%

(1)
Unless otherwise noted, the address for each of the named beneficial owners is: 3855 South 500 West, Suite J, Salt Lake City, Utah, 84115. Unless otherwise indicated, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act and generally includes voting and/or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within sixty days of August 8, 2007, are deemed to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage of ownership set forth in the above table, unless otherwise indicated.

(2)	The calculations of percentage of beneficial ownership are based on 17,943,995 shares of common stock outstanding as of August 8, 2007.

(3)
Includes 1,500,000 shares of common stock held directly by Mr. Pedersen and 5,000,000 shares of common stock held by SunCreek, LLC, an entity wholly owned by Mr. Pedersen. Mr. Pedersen exercises sole voting and investment control over the shares held by SunCreek, LLC.

  Description of Securities

Our authorized capital stock consists of 50,000,000 shares of common stock, with a par value of $0.001 per share. As of August 8, 2007, there were 17,943,995 shares of our common stock issued and outstanding. We have no authorized shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have the following outstanding warrants to purchase shares of our common stock:

Number of Warrants	Exercise Price	Expiration Date

12,601	$0.35	3/18/2012
9,450	$0.35	3/18/2012
9,450	$0.35	3/18/2012
7,875	$0.35	3/18/2012
6,562	$0.35	3/18/2012
6,562	$0.35	3/18/2012
100,000	$0.50	5/30/2012
29,250	$1.30	7/10/2012
34,125	$1.30	7/10/2012
34,125	$1.30	7/10/2012
6,250	$1.30	7/10/2012
16,250	$1.30	7/10/2012
10,000	$1.30	7/10/2012
150,000	$1.30	7/10/2012
25,000	$1.30	7/10/2012
100,000	$1.30	7/10/2012
100,000	$1.30	7/10/2012
50,000	$1.30	7/10/2012
25,000	$1.30	7/10/2012
50,000	$1.30	7/10/2012
50,000	$1.30	7/10/2012
100,000	$1.30	7/10/2012
15,122	$1.30	7/10/2012
17,752	$1.30	7/10/2012
17,752	$1.30	7/10/2012
8,437	$1.30	7/10/2012
8,437	$1.30	7/10/2012
50,000	$1.30	7/10/2012
12,500	$1.30	7/10/2012
125,000	$1.30	7/10/2012
50,000	$1.30	7/10/2012
100,000	$1.30	7/10/2012
1,337,500

All these warrants are immediately exercisable and have registration rights attached to them.

Options

The board of directors granted 800,000 shares of our common stock to employees on July 24, 2007 under an equity compensation plan for our officers, directors, employees and consultants.

Convertible Securities

With the exception of that discussed above, we do not have outstanding any securities convertible into shares of our common stock or any rights convertible or exchangeable into shares of our common stock.

Transfer Agent

The transfer agent for our common stock is Empire Stock Transfer Inc., 2470 St. Rose Pkwy, Suite 304 Henderson, NV 89074.

Nevada Anti-Takeover Laws

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada; have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to our company.

  Interests of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Scott P. Doney, Esq., of the law firm of Cane Clark, LLP, our independent legal counsel, has provided an opinion on the validity of our common stock.

Salberg & Company, P.A., our former Independent Registered Public Accounting Firm, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Salberg & Company, P.A., Independent Registered Public Accounting Firm, has presented their report with respect to our audited financial statements. The report of Salberg & Company, P.A., Independent Registered Public Accounting Firm, is included in reliance upon their authority as experts in accounting and auditing.

  Disclosure of Commission Position of Indemnification for Securities Act Liabilities

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  Organization within the Last Five Years

We were incorporated on March 24, 2005. We were formed under the original name “Protective Solutions, Inc.” and subsequently changed its name to “ShieldZone Corporation.” We maintain our corporate offices and operational facility at 3855 South 500 West, Suites B and J, Salt Lake City, Utah, 84115. The telephone number of the Company is 801-263-0699. Our website addresses are www.ShieldZone.com, www.InvisibleShield.com and www.ZAGG.com. We changed our name to ZAGG Incorporated in connection with the Merger (described below).

On February 8, 2007, our predecessor, Amerasia Khan Enterprises Ltd., a Nevada corporation (“AKE”), executed an Agreement and Plan of Merger (the “Merger Agreement”) by and between AKE and its wholly owned subsidiary, SZC Acquisition, Inc., a Nevada corporation (“Subsidiary”) on the one hand, and ShieldZone Corporation, a Utah corporation (“ShieldZone”) on the other hand. Pursuant to the Merger Agreement, ShieldZone merged with Subsidiary, with ShieldZone surviving the merger and Subsidiary ceasing to exist (the “Merger”).

Following the Merger, ShieldZone was reincorporated in Nevada as a subsidiary of AKE. On March 7, 2007, ShieldZone was merged up and into AKE. At that time, AKE changed its name to ZAGG Incorporated, and the operations of the surviving entity (ZAGG Incorporated) are solely that of ShieldZone. As a result of these transactions, the historical financial statements of ZAGG Incorporated are the historical financial statements of ShieldZone. The fiscal year end of the Company is December 31.

  Description of Business

We are a fast-growth company in the consumer technology accessories business. Our flagship product is the invisibleSHIELD. With 200,000 invisibleSHIELDs sold in two years by early adopters, we are poised to introduce the invisibleSHIELD product to mass market consumers worldwide. We have identified and begun preliminary acquisition discussions with complimentary acquisition targets that should provide additional significant revenue growth opportunities. The potential acquisition targets will enable us to introduce new product offerings to our already loyal customer base of over 100,000 customers.

We changed our name from ShieldZone Corporation to ZAGG Incorporated to better position the company to become a large and encompassing enterprise in the electronics’ accessories industry through organic growth and through making targeted acquisitions. The ShieldZone name was very specific to the invisibleSHIELD product line and although the invisibleSHIELD is and will continue to be our core product, the name change will enable us the opportunity to easily add new products to our product offering. ZAGG will continue to search out other complimentary proven products and companies that fit the ZAGG lifestyle and strategy for fast growth.

We custom-design, market and sell a form of protective covering for consumer electronic and hand held devices. Our key product “invisibleSHIELD”™ is made from a protective, film-like covering that was developed originally to protect the leading edges of rotary blades of military helicopters. We determined that this same material could be configured to fit onto the surface of electronic devices and marketed to consumers for use in protecting such devices from everyday wear and tear including scratches, scrapes, debris and other surface blemishes. The film also permits touch sensitivity, meaning it can be used on devices that have a touch-screen interface. The invisibleSHIELD material is highly reliable and durable since it was originally developed for use in a high friction, high velocity, aerospace context. The material provides long lasting protection for the surface of electronic devices subject to normal wear and tear. The material is a form of polyurethane substance, akin to a very thin, pliable, flexible and durable clear plastic that adheres to the surface and shape of the object it is applied to.

The invisibleSHIELD has been deployed by us in over 1,000 designs to accommodate the specific size and shape of specific electronic devices. Current applications include: iPods®, laptops, cell phones (from dozens of manufacturers), PDAs, watch faces, gaming devices, digital cameras, and many more items. The product is “cut” to fit specific devices and packaged together with a moisture activating spray called “SHIELDspray”™ which makes the invisibleSHIELD adhere to the surface of the device literally “like a second skin” virtually invisible to the eye. Unlike bulky or flashy sleeves or cases, the invisibleSHIELD is not readily visible to the eye, and the feel of it is not intrusive to the touch. It does not hide the design or features of the device. Rather, it literally “coats” the device with a protective layer that is clear, touch-penetrable, and completely unobtrusive to the look and feel of the device. The invisibleSHIELD is not ornamental, but rather provides a long lasting barrier to preserve the brand new look of the surface of an electronic device.

Design and Packaging

We design and cut the invisibleSHIELD product for application on hundreds of specific electronic devices. We acquire raw materials from third party sources that are delivered to our facilities and assembled for packaging. In addition, we outsource high volume precision-cutting of the materials, which we consider to be more cost effective. We then packages the configured materials together with an installation kit, consisting of SHIELDspray™, a moisture adhesive-activating solution, a squeegee, and instructions for application on specific electronic devices. On average, we process and ship over 15,000 finished packages per month.

We have a patent pending on the process of wrapping an entire gadget body in a transparent, durable and semi-permanent film. We also custom design each cut-out for the film and currently have unique designs for nearly 1,000 devices. The cut-out designs are developed internally and owned exclusively by us. We do not own the base materials, but believe that our relationship with the distributor of the material is on excellent terms and anticipates no interruption in our ability to acquire the materials and produce products.

Market for Products

The portable electronic device market, notably handheld devices, is continuing to see advancements in performance and functionality in existing models. Furthermore, the market is expanding as evidenced by new product developments in portable electronic devices. Correspondingly, the aesthetics of such devices is increasingly important to the extent that buyers are considering the look and feel of such devices, as much as performance, in making their purchasing decisions.

As a result, an industry and significant market has emerged in protecting portable electronic devices, notably the “high end” devices - both in terms of price, and design/functionality. Consumers are seeking ways to protect the device from wear and tear and damage, but not impede the look, feel, or functionality of the device.

We sell the invisibleSHIELD, directly and through our distributors and retail sellers, consumers of electronic household and hand-held devices. We sell a significant amount of product for use on Apple’s iPod devices. The invisibleSHIELD covers and protects the iPod without detracting in any manner from the look and feel of the device or its functionality. We anticipate, but cannot assure, that our product will be equally popular for use with the pending “iPhone” device - since that device also has a “touch-screen” interface and the invisibleSHIELD permits touch sensitivity between the user and the device.

To date, we have not partnered with any manufacturers of electronic devices to bundle our products with such devices on initial sale, or to include as part of the device, the application of our products. In the future, we may seek such an arrangement but have not entered into negotiations for such an arrangement as yet.

Market Segments

With over 1,000 invisibleSHIELD products/product configurations available, we have a protective covering for all major market segments of handheld electronic devices, including: iPods, other brand MP3 players, PDAs, cell phones, laptops, GPS devices, watch faces, and similar devices and surfaces. We intend to continue to configure the invisibleSHIELD product for use in newly developed consumer devices. Unlike manufacturers of competing device cases that need months to design and manufacture customized accessories for new devices, the invisibleSHIELD can be quickly configured and packaged for new devices as they enter the consumer marketplace, making the invisibleSHIELD available for purchase ahead of competing accessories for new electronic devices.

One of our fastest growing market segments is the iPod consumer. Most often, iPod buyers are drawn to the device by its elegant design, as well as its easy-to-use functionality. However, everyday use often mars the iPod's finish, screen and other areas that receive wear and tear. Traditional protective products are bulky and detract from an iPod's elegance by covering it up. Other common protectors either do not offer enough protection -- such as leaving the iPod's function buttons uncovered -- or they are not durable enough to properly protect the device. However, an invisibleSHIELD covering is exactly that-- invisible-- meaning it does not cover up the design, form or functionality of the iPod.

As sales of electronics continue to grow, sales of our complimentary products are anticipated to grow, as well. The four largest areas of our market opportunities relate to sales of iPods, cellular telephones, digital cameras and gaming systems. According to industry sources, over 39,500,000 iPods were sold in Apple Corporation’s most recent fiscal year, and over 21,000,000 were sold in the first quarter of its subsequent fiscal year. Over one billion cell phones were sold worldwide in 2006. Over 26,000,000 units of digital cameras were sold in 2005. Sony’s PSP sold over 20,000,000 units as of August 2006 and Nintendo’s DS Lite sold over 21,000,000 units during the same period. ZAGG is positioned to serve all of these markets with its after-market invisibleSHIELD products.

Other Electronic Products and Accessories

In addition to the invisibleSHIELD, we also act as a reseller of consumer electronics and related accessories which we believe its invisibleSHIELD customers would purchase and vice versa. Such products include: cell phones, digital cameras, GPS devices, MP3 players, PDAs, satellite radios, heart rate monitors and other small, predominately held-held devices. We also sell accessories for many of these products. Such resale items are sold via our website and in retail locations.

In connection with the invisibleSHIELD, we re-sell a product known as “Applesauce.” Applesauce is a buffing and polishing compound that can be used to remove scrapes or scratches and restore a “new” look to the surface of the iPod. After application, the invisibleSHIELD can be applied to preserve the restoration of the finish.

We have recently introduced the RockStic™ portable speaker system designed for Apple iPod and compatible with most digital media players.

Marketing and Distribution

We sell our products directly on our website, through distributors, through kiosk vendors in shopping malls and retail centers and through electronics retailers. Our products are available for sale world wide via our website. Currently, we advertise our products on the internet and at point of sale at retail locations. We also advertise our products on television currently on regional and local networks. We intend to expand our advertising by implementing a broader television advertising strategy over the course of 2007. We are also seeking to create strategic partnerships with makers of iPod and electronic accessories.

Website Sales

We sell our products worldwide directly to consumers on our website. For the year ended December 31, 2006, we sold approximately $1.8 million of product on our website, or approximately 63% of our overall sales for 2006. For the six months ended June 30, 2007, we sold approximately $931,000 or 58% of our overall sales through our website.

Mall Vendors

We sell our invisibleSHIELD products through licensed and corporate owned carts/kiosks in shopping malls and retail centers. We operate corporate-owned mall carts and we enter into agreements with independent vendors who purchase our products and resell them to consumers. For the year ended December 31, 2006, we sold approximately $332,000 of product through our mall carts/kiosks, or approximately 12% of our overall sales for 2006. For the six months ended June 30, 207, we sold approximately $326,000 or 20% of our overall sales through our mall carts/kiosks. The third party kiosk vendors are required to enter into a standard license and resale agreement with us.

Electronics Retailers

We sell our invisibleSHIELD products to electronics retailers, predominately independently owned retailers of Apple products and accessories, and out of our storefront maintained in our headquarters. We estimate there are over 300 such independent Apple resellers worldwide and we currently have agreements with approximately 70, predominately in the United States. We also sell our invisibleSHIELD products to university bookstores and small independently owned consumer electronics stores. For the year ended December 31, 2006, we sold approximately $503,000 of product to specialty retailers, or approximately 18% of our overall sales for 2006. For the six months ended June 30, 2007, we sold approximately $223,00 or 14% of our overall sales through electronics resellers. The electronics retailers are required to enter into a standard reseller agreement with us.

We also generated revenue from shipping charges to customers. For the year ended December 31, 2006, we generated approximately $243,000 from shipping charges. For the six months ended June 30, 2007, we generated approximately $118,000 from shipping charges.

Distributors

We utilize multiple distributors to market and place our products for sale in the United States and abroad. We have a distributorship agreement with ENVIOUS, a United Kingdom company, for the marketing, distribution and sale of our products throughout the United Kingdom. This agreement is not exclusive. The agreement was entered into in January 2007 and has a one year term.

We are continuously negotiating for new distribution relationships in the United States and abroad to increase the marketing and sale of our products in retail locations.

Company Organization

Our operations are divided and organized as follows: marketing and sales, which includes the development and maintenance of our website, customer service, production, distribution and shipping, art and graphics, product design, and general and administration functions.

Competitors

Our chief competitors are companies that develop, market and sell protective devices for consumer electronics. The market for sales to consumers for “after market” accessories for electronic devices is very competitive. We are not aware of any person who sells a product with overall product offering specifications that are the same as the invisibleSHIELD although there are competitors who attempt to mimic our products. There are numerous companies that sell protective devices for cell phones, iPods, MP3 players, laptop and computer screens and similar devices, none of which have the same specifications and offering similar to our products. Rather such products tend to be larger, bulkier, heavier, ornamental and visually distracting and cover the design and features of the device, rather than enhance its design. While we compete with such persons for sales to consumers generally, we do not consider such other products per se to be competitive to the invisibleSHIELD.

Warranties

We offer a lifetime guaranty of the durability of its invisibleSHIELD products. If the invisibleSHIELD is ever scratched or damaged (in the course of normal use), a customer simply needs to send back the old product and ZAGG Incorporated will replace it for free. To date only a nominal amount of our invisibleSHIELDS sold have been returned under the warranty program.

Intellectual Property Rights

Patents

We have filed a patent application for a Protective Covering for Electronic Device with the United States Patent and Trademark Office. The patent relates to the field of protective coverings and systems and methods for covering such devices with thin films. This includes both partial coverings and full coverings. The Patent Application will not be published until the Patent is issued.

Trademarks

We have filed the following Trademark Applications with the United States Patent and Trademark Office:

INVISIBLE SHIELD filed on February 1, 2007, Serial Number 77096911.

Invisible Shield (with stylized logo image) filed on June 9, 2006, Serial Number 78905019.

We also claim common law trademark rights in the following marks: “ShieldZone,” “Shieldspray,” “Pay Once Protect Forever,” “Invisible Invincible,” “Protect Your Digital Life,” “Ultimate Scratch Protection” and “ZAGG.”

Government Regulations

Our operations are subject to various federal, state and local employee workplace protection regulations including OSHA. We believe that compliance with federal, state and local environmental protection regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position. Although we believe that our worker and employee safety procedures are adequate and in compliance with law, we cannot completely eliminate the risk of injury to our employees, or that we may occasionally, unintentionally, be out of compliance with application law. In such event we could be liable for damages or fines or both.

Real Property

Our principal executive offices and manufacturing facilities are currently located in a 8,300 square foot space located at 3855 South 500 West, Suites B and J, Salt Lake City, Utah 84115. We have a lease for Suite B with a term expiring on October 31, 2007 at a monthly rental rate of $2,076. We have a lease for Suite J with a term expiring on June 30, 2009 at a monthly rental rate of $1,992. We believe these facilities are adequate for the foreseeable future.

Employees

We have 38 full-time employees, including our management team, and 12 part-time employees. We have 7 employees in sales and marketing including our website, 7 in general and administration, 13 in production, 2 in technology support, 3 in graphic design, and 6 customer service agents. We have 12 employees employed on an hourly or part-time basis at our retail cart/kiosk locations. No employee is represented by a labor union, and we have never suffered an interruption of business caused by labor disputes.

Compliance with Environmental Laws

We did not incur any costs in connection with the compliance with any federal, state, or local environmental laws.

  Management’s Discussion and Analysis

THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REGISTRATION STATEMENT.

The following discussion reflects our plan of operation. This discussion should be read in conjunction with our audited financial statements for the fiscal year ended December 31, 2006 and for the period from March 24, 2005 (inception) to December 31, 2005, and our unaudited financial statements for the quarter ended June 30, 2007. This discussion contains forward-looking statements, including statements regarding our expected financial position, business and financing plans. These statements involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Forward Looking Statements” and “Risk Factors.”

Plan for the Next Twelve Months

Plans for Expansion

In February 2007, we changed our name from ShieldZone Corporation to ZAGG Incorporated to better position our company to become a large and encompassing company in the electronics’ accessories industry through organic growth and through making targeted acquisitions. The ShieldZone name was very specific to the invisibleSHIELD product line and although the invisibleSHIELD is and will continue to be our core product, the name change will enable us the opportunity to easily add new products to our product offering. ZAGG is a lifestyle company with the slogan, “When others’ Zig, we ZAGG!” ZAGG will continue to search out other complimentary proven products and companies that fit the ZAGG lifestyle and strategy for fast growth.

We are seeking out several potential acquisition targets that we anticipate will add additional revenues and profits through complementary product offerings. We have not, however, identified any acquisition targets that we are close to acquiring at the present time.

Organic Growth through Continued Aggressive Marketing

Our invisibleSHIELD product line is still a relatively new product offering, but it has proven to be well-accepted by the consumer market. In two years, over 200,000 invisibleSHIELDs have been sold to customers worldwide. The majority of these sells have been over the internet, primarily to “early adopters.” We feel that mass market provides significant growth opportunity that has not yet been realized. We plan to reach the end consumer through a targeted, brand-focused, approach with the invisibleSHIELD. With adequate funding, we intend to implement our new aggressive marketing initiatives that will focus on three key areas for growth: television infomercial, retail sales and international sales.

Television Infomercial

The invisibleSHIELD is a product that demonstrates well. Once a consumer sees the invisibleSHIELD product and how it functions, there is a strong correlation to purchases. Since our inception, the sales growth of the invisibleSHIELD has primarily been through word-of-mouth advertising. We believe that an effective short-form television infomercial, with a direct response component, will both increase the invisibleSHIELD brand awareness and enable an effective demonstration of the product. We have contracted with an industry leader in the direct response industry to produce an effective ad campaign that will be utilized on national television beginning in the summer of 2007. As of the date of this prospectus, the production of the infomercial is in the final stages of production and anticipated to begin airing on national television stations shortly, pending the successful outcome of a testing period. We anticipate that the direct response campaign coupled with the infomercial should successfully reach the general public, spread brand awareness and create a gateway for an in-line big box store retail program.

Retail Distribution into Big Box stores

With the successful implementation of the infomercial, we anticipate that the invisibleSHIELD brand will create a customer driven establishment of the invisibleSHIELD product line in Big Box retail stores. We have completed extensive research and determined that the invisibleSHIELD product line may enjoy a successful direct response campaign and retail implementation. We have already received positive feedback from major product distributors to begin distribution of the invisibleSHIELD product line once new retail packaging is completed and our television campaign is initiated. We anticipate that this wholesale distribution will create wide-spread awareness and market penetration.

Carts/Kiosks Retail Locations

An additional retail approach that has already been tested and proven to be successful for the invisibleSHIELD product is that of carts and kiosks in malls. Malls have heavy foot traffic and create an opportunity for potential customers to see a live demonstration of the invisibleSHIELD. As of the date of this prospectus, we have 11 licensed retail mall carts established averaging approximately $15,000 per month in retail sales. These carts and kiosks also offer our customers the added benefit of performing the installation of the invisibleSHIELD for an added fee. Although relatively easy to install, approximately 80% of kiosk customers utilize the kiosk installation option. To take advantage of the full margins offered by the invisibleSHIELD, we plan to open approximately 18 corporate carts through the end of 2008. We anticipate that these corporate carts will contribute approximately $15,000 each in revenue. Corporate owned kiosk locations will also allow us to easily add additional product offerings at each location allowing us to realize full retail margins on these products.

International Expansion

Our internet presence www.ShieldZone.com and www.invisibleSHIELD.com have consistently produced an average of over $170,000 a month in revenue for the past several months. Approximately 10% of our online revenue is already derived from European customers. With no current marketing or retail presence in Europe, we see great opportunity for growth in the European marketplace. We anticipate that by duplicating current and implementing future marketing initiatives and operations used in our current operations should also be effective in the European markets, if executed correctly. We are preparing to begin operations and fulfillment from a centralized location in Europe during the third quarter of 2007. Pending the successful European expansion of our operations, future offices are planned for Canada, Asia, Australia, the Middle East and Central and South America.

To properly support these initiatives as outlined, we will be required to invest in increased inventory, additional personnel, upgraded facilities and systems if we are able to raise a sufficient amount of capital. We anticipate that our growth by acquisition and aggressive organic marketing focus will produce significant growth for 2007. The following table shows our results for 2006 and projections for 2007. There can be no guarantee that we will be successful in our operations or raise the required money to facilitate our growth plans. As such, actual results could differ significantly from these projections.

	2006 - Actuals		2007
	$$	%	$$	%
Revenue

Website Sales	$1,943,000	70%	$2,225,000	27%
Resellers	$506,000	18%	$520,000	6%
Mall Carts	$328,000	12%	$596,000	7%
Corporate Kiosks	$-	0%	$910,000	11%
Big Box Retail	$-	0%	$250,000	3%
International	$-	0%	$165,000	2%
Direct Response - Call Center	$-	0%	$1,949,000	24%
Direct Response - Website	$-	0%	$640,000	8%
New Products	$-	0%	$170,000	2%
Acquisitions	$-	0%	$808,000	10%

Total Revenue	$2,777,000	100%	$8,233,000	100%

COGS	$727,000	26%	$1,878,000	23%

Gross Operating Margin	$2,050,000	74%	$6,355,000	77%

SG&A	$2,274,000	82%	$5,257,000	64%

EBITDA	$(224,000)	-8%	$1,098,000	13%

EPS	$(0.02)		$0.05

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Significant estimates include the allowance for doubtful accounts, inventory valuation allowances, sales returns and warranty liability, the useful life of property and equipment and the valuation allowance on deferred tax assets.

Accounts receivable

We sell our products to end-users through retailers and other resellers who are extended credit terms after an analysis of their financial condition and credit worthiness.

We also accept orders from our website store and corporate owned kiosk stores and receives credit card payments through our merchant bank.

Credit terms to retailers and resellers, when extended, are based on evaluation of the customers' financial condition and, generally, collateral is not required. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Accounts receivable are generally due within thirty days of the invoice date and considered past due after thirty days. Estimated losses are based on the aging of accounts receivable balances, a review of significant past due accounts, and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, whether due to deteriorating economic conditions generally, in the industry, or otherwise, resulting in an impairment of their ability to make payments, additional allowances would be required.

Accounts receivable from merchant banks are due to the clearing time the merchant banks take to post the transactions to our bank account. There is typically a two to five day lag between the charge date and the posting date.

We establish an allowance and charge bad debt expense on accounts receivable when they become doubtful of collection, and payments subsequently received on such receivables are credited to the bad debt expense in the period of recovery.

Inventories

Inventories, consisting primarily of finished goods and raw materials, are valued at the lower of cost or market and are accounted for on the first-in, first-out basis. Management performs periodic assessments to determine the existence of obsolete, slow moving and non-saleable inventories, and records necessary provisions to reduce such inventories to net realizable value. We recognize all inventory reserves as a component of cost of sales.

Revenue recognition

We follow the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 for revenue recognition.  In general, we record revenue when persuasive evidence of an arrangement exists or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  Our revenue is derived from sales of our products to retailers, resellers and end consumers and from the sale of distributor license fees. For sales of product, we record revenue when the product is shipped, net of estimated returns and discounts. For license fees, we recognize revenue on a prorated basis over the life of the distribution contract.

The Company follows the guidance of Emerging Issues Task Force (EITF) Issue 01-9 ``Accounting for Consideration Given by a Vendor to a Customer'' and (EITF) Issue 02-16 ``Accounting by a Customer (Including a Reseller) for Certain Considerations Received from Vendors.'' Accordingly, any incentives received from vendors are recognized as a reduction of the cost of products. Promotional products given to customers or potential customers are recognized as a cost of sales. Cash incentives provided to our customers are recognized as a reduction of the related sale price, and, therefore, are a reduction in sales.

Reserve for Sales Returns and Warranty Liability

Our return policy generally allows our end users and retailers to return purchased products for refund or in exchange for new products within 30 days of end user purchase. We estimate a reserve for sales returns and record that reserve amount as a reduction of sales and as a sales return reserve liability.

We generally provide the ultimate consumer a warranty with each product and accrue warranty expense at the time of the sale based on our prior claims history. Actual warranty costs incurred are charged against the accrual when paid.

Results of Operations

THREE MONTHS ENDED JUNE 30, 2007 AND 2006

Net sales

Net sales for the quarter ended June 30, 2007 were $804,458 as compared to net sales of $638,253 for the quarter ended June 30, 2006, an increase of $166,205 or 26%.

The significant increase in product sales is mainly attributed to continued strong sales of our invisibleSHIELD product with approximately 57% of our product being sold through our website to retail customers, 24% being sold through mall carts, 13% to wholesale distributors and 6% from shipping and handling charges.

Cost of sales

Cost of sales includes raw materials, packing materials and shipping costs. For the quarter ended June 30, 2007, cost of sales amounted to $203,672 or approximately 25% of net sales as compared to cost of sales of $182,623 or 28% of net sales for quarter ended June 30, 2007. The decrease in cost of sales as a percentage of net revenues for the quarter ended June 30, 2007 as compared to the quarter ended June 30, 2006 is attributable to better overall pricing on raw materials purchases and decreased packaging costs.

Gross profit

Gross profit for the quarter ended June 30, 2007 was $600,786 or approximately 75% of net sales as compared to $455,630 or approximately 72% of net sales for the quarter ended June 30, 2006. The increase in gross profit percentage was attributable to decreased costs associated with raw materials and packaging and changes in sales mix from distributor sales to retail and cart sales. There are no assurances that we will continue to recognize similar gross profit margin in the future.

Operating expenses

Total operating expenses for the quarter ended June 30, 2007 were $633,225, an increase of $208,952 from total operating expenses for the quarter ended June 30, 2006 of $424,273. The increases are primarily attributable to the following:

•
For the quarter ended June 30, 2007, salaries and related taxes increased by $122,420 to $346,035 from $223,615 for the quarter ended June 30, 2006 due to the hiring of additional staff to implement our business plan.

•
For the quarter ended June 30, 2007, consulting expense was $2,000, an increase of $2,000 from the quarter ended June 30, 2006. The increase relates to consulting expenses paid to a consultant who assisted us in opening additional mall carts during the quarter ended June 30, 2007.

•
For the quarter ended June 30, 2007, marketing and advertising expenses were $78,651, an increase of $27,391 as compared to $4,891 for the quarter ended June 30, 2006. This increase is attributable to an increase in our marketing efforts as we roll out product and implement our business plan. The primary marketing expenditures continue to be in web advertising and search engine optimization. We also spent approximately $19,000 during the quarter to redesign our consumer packaging. We expect our marketing and advertising expenses to increase as our revenues increase and expect to spend increased funds on adverting and promotion of our products as well as sales training. During fiscal 2007, we intend to significantly expand our marketing efforts related to our products.

•
For the quarter ended June 30, 2007, other selling, general and administrative expenses were $206,539 as compared to $126,898 for the quarter ended June 30, 2006, an increase of $79,641. The increase was attributable to the increase in operations as we implement our business plan and is summarized below:

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006
Professional fees	$14,669	$3,512
Contract labor	19,732	12,510
Insurance	15,188	6,985
Depreciation	19,010	750
Rent	33,871	12,399
Travel and entertainment	23,689	7,350
Telephone and utilities	10,468	7,154
Printing expenses	9,952	11,769
Office supplies	10,122	17,290
Credit card and bank fees	20,123	8,452
Promotion	537	27,676
Other	29,178	11,051
Total	$206,539	$126,898

(Loss) income from operations

We reported loss from operations of ($32,439) for the quarter ended June 30, 2007 as compared to income from operations of $31,357 for the quarter ended June 30, 2006, a decrease of $63,796. The loss from operations for the quarter ended June 30, 2007 as compared to income from operations the quarter ended June 30, 2006 is primarily attributable to overall cost increases associated with executing our business plan including increased salaries and related taxes of $122,420, increased rent expense of $21,472, increased travel and entertainment expense of $16,339 and increased professional fees of $11,157, partially offset by decreased promotion expense of $27,159 and decreased office supplies expense of $7,168.

Other income (expense)

For the quarter ended June 30, 2007, total other expense was ($16,262) compared to other income of $6,819 for the quarter ended June 30, 2006. The decrease is primarily attributed to interest expense related to the notes payable of ($5,200), amortization of the discount on notes payable of ($15,031) and reduced interest income.

Net (loss) income

As a result of these factors, we reported a net loss of ($48,293) or ($0.00) per share for the quarter ended June 30, 2007 as compared to net income of $38,176 or $0.00 per share for the quarter ended June 30, 2006.

SIX MONTHS ENDED JUNE 30, 2007 AND 2006

Net sales

Net sales for the six months ended June 30, 2007 were $1,597,306 as compared to net sales of $1,162,511 for the six months ended June 30, 2006, an increase of $434,795 or 37%.

The significant increase in product sales is mainly attributed to continued strong sales of our invisibleSHIELD product with approximately 59% of our product being sold through our website to retail customers, 20% being sold through mall carts, 14% to wholesale distributors and 7% from shipping and handling charges.

Cost of sales

Cost of sales includes raw materials, packing materials and shipping costs. For the six months ended June 30, 2007, cost of sales amounted to $390,831 or approximately 24% of net sales as compared to cost of sales of $344,222 or 29% of net sales for six months ended June 30, 2007. The decrease in cost of sales as a percentage of net revenues for the quarter ended June 30, 2007 as compared to the quarter ended June 30, 2006 is attributable to better overall pricing on raw materials purchases and decreased packaging costs.

Gross profit

Gross profit for the six months ended June 30, 2007 was $1,206,475 or approximately 76% of net sales as compared to $818,289 or approximately 71% of net sales for the six months ended June 30, 2006. The increase in gross profit percentage was attributable to decreased costs associated with raw materials and packaging and changes in sales mix from distributor sales to retail and cart sales. There are no assurances that we will continue to recognize similar gross profit margin in the future.

Operating expenses

Total operating expenses for the six months ended June 30, 2007 were $1,501,016, an increase of $663,464 from total operating expenses for the six months ended June 30, 2006 of $837,552. The increases are primarily attributable to the following:

•
For the six months ended June 30, 2007, salaries and related taxes increased by $248,092 to $654,443 from $406,351 for the six months ended June 30, 2006 due to the hiring of key management personnel and additional staff to implement our business plan.

•
For the six months ended June 30, 2007, consulting expense was $38,500, a decrease of $35,250 from the expense recognized for the six months ended June 30, 2006 of $73,750. The decrease is primarily due to approximately $63,000 that was paid to a consultant who then became our president in 2006, partially offset by expenses incurred related to the hiring of key personnel during the six months ended June 30, 2007 of $24,000 and payments to a consulting firm for website optimization of $10,000.

•
For the six months ended June 30, 2007, marketing and advertising expenses were $239,786, an increase of $78,485 as compared to $161,301 for the six months ended June 30, 2007. This increase is attributable to an increase in our marketing efforts as we roll out product and implement our business plan. The primary marketing expenditures continue to be in web advertising and search engine optimization. We also spent approximately $28,000 on television advertising and $19,000 during the quarter to redesign our consumer packaging. We expect our marketing and advertising expenses to increase as our revenues increase and expect to spend increased funds on adverting and promotion of our products as well as sales training. During fiscal 2007, we intend to significantly expand our marketing efforts related to our products.

•
For the six months ended June 30, 2007, other selling, general and administrative expenses were $568,287 as compared to $196,150 for the six months ended June 30, 2006. The increase was attributable to the increase in operations as we implement our business plan and is summarized below:

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Professional fees	$222,445	$4,887
Contract labor	40,230	7,801
Insurance	28,162	10,293
Depreciation	36,975	1,750
Rent	54,992	22,842
Travel and entertainment	39,048	15,162
Telephone and utilities	23,267	14,576
Printing expenses	19,651	17,525
Office supplies	24,140	25,484
Credit card and bank fees	36,013	23,443
Promotion	14,445	28,168
Other	28,919	24,219
Total	$568,287	$196,150

(Loss) income from operations

We reported loss from operations of ($294,541) for the six months ended June 30, 2007 as compared to loss from operations of ($19,263) for the six months ended June 30, 2006, a decrease of $275,278. The increased loss from operations in for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 primarily attributable to overall cost increases associated with executing our business plan and professional fees incurred as a result of the recapitalization transaction of $217,558.

Other income (expense)

For the six months ended June 30, 2007, total other expense was ($26,099) compared to other income of $6,960 for the six months ended June 30, 2006. The decrease is primarily attributed to interest expense related to the convertible debt of ($5,868), interest on notes payable of ($5,200) and accretion of the discount on notes payable of ($15,031).

Net (loss) income

As a result of these factors, we reported a net loss of ($318,865) or ($0.02) per share for the six months ended June 30, 2007 as compared to a net loss of ($12,303) or ($0.00) per share for the six months ended June 30, 2006.

YEAR ENDED DECEMBER 31, 2006 AS COMPARED TO THE PERIOD FROM MARCH 24, 2005 (INCEPTION) TO DECEMBER 31, 2005

Net sales

Net sales for the year ended December 31, 2006 were $2,777,036 as compared to net sales of $728,786 for the period from March 24, 2005 (inception) to December 31, 2005, an increase of $2,048,243 or 281%.

The significant increase in product sales is mainly attributed to continued strong sales of our invisibleSHIELD product with approximately 63% of our product being sold through our website to retail customers.

Cost of sales

Cost of sales includes raw materials, packing materials and shipping costs. For the year ended December 31, 2006, cost of sales amounted to $727,434 or approximately 26% of net sales as compared to cost of sales of $119,410 or 16% of net sales for the period from March 24, 2005 (inception) to December 31, 2005. The increase in cost of sales as a percentage of net revenues for the year ended December 31, 2006 as compared to the period ended December 31, 2005 is attributable to an overall increase in shipping costs and packaging costs.

Gross profit

Gross profit for the year ended December 31, 2006 was $2,049,602 or approximately 74% of net sales as compared to $609,376 or approximately 84% of net sales for the period from March 24, 2005 (inception) to December 31, 2005. The decrease in gross profit percentage was attributable to an increase in shipping and packaging costs and changes in sales mix from website sales to retail and wholesale sales. There are no assurances that we will continue to recognize similar gross profit margin in the future.

Operating expenses

Total operating expenses for the year ended December 31, 2006 were $2,274,220, an increase of $1,907,125 from total operating expenses for the period from March 24, 2005 (inception) to December 31, 2005 of $367,095. The increases are primarily attributable to the following:

•
For the year ended December 31, 2006, salaries and related taxes increased by $694,831 to $858,869 for the year ended December 31, 2006 from $164,038 for the period from March 24, 2005 (inception) to December 31, 2005 due to the hiring of staff to implement our business plan.

•
For the year ended December 31, 2006, consulting expense increased to $73,750 as compared to $0 from March 24, 2005 (inception) to December 31, 2005 primarily due to approximately $63,000 paid to a consultant who then became our president.

•
For the year ended December 31, 2006, we incurred settlement expenses due to the termination of a consulting contract of $62,500 and the termination of an exclusive distribution agreement of $39,250. We did not incur any settlement expenses for the period ended December 31, 2005.

•
For the year ended December 31, 2006, advertising and marketing expenses were $370,043 as compared to $22,626 for the period from March 24, 2005 (inception) to December 31, 2005, an increase of $347,417. This increase is attributable to an increase in our marketing efforts as we roll out product and implement our business plan. We expect our marketing and advertising expenses to increase as our revenues increase and expect to spend increased funds on adverting and promotion of our products as well as sales training. During fiscal 2007, we intend to significantly expand our marketing efforts related to our products.

•
For the year ended December 31, 2006, other selling, general and administrative expenses amounts to $872,115 as compared to $157,931 for the period from March 24, 2005 (inception) to December 31, 2005. The increase was attributable to the increase in operations as we implement our business plan and is summarized below:

	2006	2005
Professional fees	$188,985	$19,568
Contract labor	45,466	26,628
Insurance	24,847	3,454
Depreciation	41,503	2,440
Rent	57,664	5,918
Travel and entertainment	64,359	4,380
Telephone and utilities	33,707	5,292
Printing expenses	39,016	12,653
Office supplies	36,968	15,479
Events/shows	45,547	5,113
Credit card and bank fees	42,101	11,928
Other	251,952	45,078
Total	$872,115	$157,931

(Loss) income from operations

We reported loss from operations of ($224,618) for the year ended December 31, 2006 as compared to income from operations of $242,281 for the period from March 24, 2005 (inception) to December 31, 2005, a decrease of $466,899. The decrease in income from operations in 2005 to a loss from operations in 2006 is attributable to overall cost increases associated with executing our business plan, including certain settlement costs, and professional fees incurred as a result of the recapitalization.

Other income (expense)

For the year ended December 31, 2006, total other income was $3,947 compared to other expense of $900 for the period from March 24, 2005 (inception) to December 31, 2005. The increase is primarily attributed to interest and other income $6,760 partially offset by interest expense of $2,813 compared to interest expense of $900.

Income taxes

During the year ended December 31, 2006, we had no current income tax expense and recorded a deferred income tax benefit of $79,418. We computed and filed our Federal income tax return on a cash basis for 2005 and will file our federal income tax return on the accrual basis in 2006 and thereafter.

Net (loss) income

As a result of these factors, we reported a net loss of ($141,253) or ($0.01) per share for the year ended December 31, 2006 as compared to net income of $158,376 or $0.02 per share for the period from March 24, 2005 (inception) to December 31, 2005.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its liabilities and otherwise operate on an ongoing basis.

At June 30, 2007, we had a cash balance of $993,380.

Our working capital position increased by $147,033 to working capital of $67,560 at June 30, 2007 from a working capital deficit of ($79,473) at December 31, 2006. This increase in working capital is primarily attributable to the overall increased current assets including cash of $524,998, prepaid expenses of $151,087, increased prepaid advertising of $124,076 and increased inventories of $50,400 partially offset by decreased accounts payable of $56,722 and deferred income tax assets of $2,762 combined with the overall increase in current liabilities of $640,420 primarily attributable to the advance on financing transaction of $800,000 and increased notes payable of $250,000 partially offset by decreased note payable of $250,000, decreased convertible note payable - officer of $100,000 and decreased wages payable of $53,456.

Net cash used in operating activities for the six months ended June 30, 2007 was ($610,207) as compared to cash provided by operating activities of $182,827 for the six months ended June 30, 2006. For the six months ended June 30, 2007, net cash used in operating activities was attributable primarily to our net loss of ($318,865), increased prepaid advertising of $124,076, increased prepaid expenses and other current assets of $101,087, decreased accrued wages and wage related expenses of $53,456, increased inventory of $50,400, increased other assets of $25,000, decreased accounts payable of $24,947, decreased accrued liabilities of $8,716 and decreased sales returns liability of $16,517, partially offset by collection of accounts receivable of $56,722, non-cash depreciation expense of $36,976 and increased deferred licensing revenues of $12,499.

Net cash used in investing activities for the six months ended June 30, 2007 was ($89,845) attributable to the purchase of property and equipment of $42,131 and payments for intangible assets of $47,714

Net cash provided by financing activities was $1,225,050 for the six months ended June 30, 2007. Net cash provided by financing activities for the six months ended June 30, 2007 was attributable to the advance on financing transaction of $800,000, proceeds from the sale of common stock of $275,050 and proceeds from notes payable of $200,000, partially offset by repayments of convertible debt - officer of $50,000.

We reported a net increase in cash for the six months ended June 30, 2007 of $524,998.

We currently have no material commitments for capital expenditures. Other than working capital and loans, we presently have no other alternative source of working capital. We want to build an additional manufacturing line and upgrade our manufacturing facilities and technologies, in order to expand our products. We do not have sufficient working capital to fund the additional line and upgrade our manufacturing facilities and technologies as well as providing working capital necessary for our ongoing operations and obligations. We will need to raise additional working capital to complete this project. We may seek to raise additional capital through the sale of equity securities. No assurances can be given that we will be successful in obtaining additional capital, or that such capital will be available in terms acceptable to our company.

Effective July 10, 1007, we completed a private placement offering wherein we raised $1,975,000 less fees of $177,750. We issued 1,975,000 shares of our common stock and 987,500 warrants to purchase our common stock at an exercise price of $1.30 per share. These warrants are exercisable at the warrant holder’s option any time up through July 10, 2012.

Off Balance Sheet Arrangements

As of June 30, 2007, there were no off balance sheet arrangements.

  Certain Relationships and Related Transactions

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

▪	Any of our directors or officers;

▪	Any person proposed as a nominee for election as a director;

▪	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;

▪	Any of our promoters;

▪	Any relative or spouse of any of the foregoing persons who has the same house address as such person.

In October 2005, we executed a nine month consulting agreement with SunCreek, LLC, an entity wholly owned by Robert G. Pedersen II who subsequently became our Chief Executive Officer. Compensation in the amount of $85,000 was paid under the Agreement as of December 2005. No further compensation is due under the Agreement. The Agreement also provided for the sale by Phillip J. Chipping, the then sole owner of our company, of 50% of the equity securities of the Company to SunCreek, LLC for the amount of $25,000.

In November 2006, we issued a Convertible Note (the “Note”) in the original principal amount of $100,000 to Robert G. Pedersen II. The Note was convertible at the holder's option any time up to maturity at a conversion price equal to $0.35 per common share. The Note was due on May 15, 2007, bore interest at 20% per year and was unsecured. The common shares underlying the Note have piggy back registration rights. During the three months ended March 31, 2007, the Company repaid $50,000 of the principal balance of the note. Mr. Pedersen sold the remaining balance of the note to Mr. Brandon O’Brien, our Chief Financial Officer. Thereafter, the remaining $50,000 of principal plus accrued interest of $1,749 was converted into 147,853 shares of the Company’s common stock. The shares are owned by our Chief Financial Officer, and he has agreed to waive piggyback rights for this offering.

Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently quoted on the OTC Bulletin Board (“OTCBB”), which is sponsored by the NASD. Our shares were quoted on the OTCBB under the symbol “ZAGG.” The OTCBB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network that provides information on current "bids" and "asks", as well as volume information.

Because we just received clearance from the NASD for quotation on the OTCBB, we have no historical data to report on trading in our common stock. However, on August 7, 2007, the last sales price of our common stock was $2.00.

Penny Stock

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type, size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

Holders of Our Common Stock

As of August 8, 2007, we had approximately 65 holders of record of our common stock. Several other stockholders hold shares in street name.

Registration Rights

We have agreed to file a registration statement with the SEC registering the resale of the selling shareholders’ 3,998,356 shares of common stock. We will use our best efforts to maintain the effectiveness of the resale registration statement from the effective date through and until all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144(k).

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

1. we would not be able to pay our debts as they become due in the usual course of business, or;

2. our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

Executive Compensation

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for the fiscal years ended 2006 and 2005.

Name and principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert G. Pedersen II(1) CEO & President	2005 2006	- 40,000	- 10,000	- -	- -	- -	- -	85,000 -	85,000 50,000

Phillip Chipping (2)	2005 2006	54,614 98,500	- -	- -	- -	- -	- -	- -	54,614 98,500

Brandon O’Brien(3) CFO	2005 2006	- -	- -	- -	- -	- -	- -	- -	- -

(1)
Mr. Pedersen was appointed as our CEO and President in January 2006. The information in the summary compensation table includes all compensation paid to Mr. Pedersen for the fiscal years ended December 31, 2006 and 2005. The $85,000 noted in “All Other Compensation” of the above summary compensation table represents a consulting fee paid to a company owned by Mr. Pedersen for services rendered through July 2006, but paid in fiscal 2005. In January 2006, Mr. Pedersen purchased a 50% interest in the equity of our company through an affiliated entity and was appointed Chief Executive Officer and Director of the Company.

(2)	Effective December 15, 2006, Mr. Chipping resigned his position as an officer and director of the Company.

(3)
Mr. O’Brien was appointed as our Chief Financial Officer on February 12, 2007. The information in the summary compensation table includes all compensation paid to Mr. O’Brien for the fiscal years ended December 31, 2006 and 2005.

 Long-Term Incentive Plans

We do not currently have any long term incentive plans.

Employment Agreements

Neither our Chief Executive Officer, nor our Chief Financial Officer has an employment agreement with the Company. There are no terminations or change of control agreements with our executive officers.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all unexercised options, stock that has not vested, and equity incentive plan awards for each named executive officer as of December 31, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Robert G. Pedersen II	-	-	-	-	-	-	-	-	-
Brandon O’Brien	-	-	-	-	-	-	-	-	-

No stock options were granted to any our directors and officers during our most recent fiscal year ended December 31, 2006. No stock options were granted to any of our directors and officers during the six months ended June 30, 2007.

No share purchase options were exercised by our officers, directors and employees during the fiscal year ended December 31, 2006. No share purchase options were exercised by the Company’s officers, directors and employees during the six months ended June 30, 2007.

The board of directors granted 800,000 shares of our common stock to employees on July 24, 2007 under an equity compensation plan for our officers, directors, employees and consultants in the form of options and stock grants.

Compensation of Directors

The table below summarizes all compensation of our directors as of December 31, 2006.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards (#)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert G. Pedersen II	-	-	-	-	-	-	-

Directors do not generally receive cash compensation for their services as directors, but may be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2006, and for the six months ended June 30, 2007, our directors did not receive any compensation for services as directors.

We intend to adopt a director compensation policy for directors which will include compensation on a per meeting basis or upon appointment which will likely be a combination of cash compensation and stock options.

Financial Statements

Index to Financial Statements:

Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet - As of December 31, 2006	F-3

Statements of Operations for the Year Ended December 31, 2006
and for the Period From March 25, 2005 (inception) to December 31, 2006	F-4

Statements of changes in Stockholders’ Equity for the Year Ended December 31, 2006
and for the Period From March 24, 2005 (inception) to December 31, 2005	F-5

Statements of Cash Flows for the Year Ended December 31, 2006 and for the period
from March 24, 2005 (inception) to December 31, 2005	F-6

Notes to Financial Statements	F-7

Financial Statements (Unaudited):

Condensed Balance Sheet - As of June 30, 2007 and December 31, 2006	Q-3

Condensed Statements of Operations for the Three and Six Months Ended
June 30, 2007 and 2006	Q-4

Condensed Statements of Cash Flows for the Six Months Ended
June 30, 2007 and 2006	Q-5

Notes to Financial Statements	Q-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders’ of
Zagg Incorporated (fka ShieldZone Corporation)

We have audited the accompanying balance sheet of Zagg Incorporated (fka ShieldZone Corporation) as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2006 and for the period from March 24, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zagg Incorporated (fka ShieldZone Corporation) as of December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from March 24, 2005 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 5, 2007

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
BALANCE SHEET
December 31, 2006

ASSETS

Current assets
Cash	$468,382
Accounts receivable, net	121,149
Inventories	102,522
Prepaid income taxes	44,361
Prepaid expenses and other current assets	31,724
Deferred income tax assets	19,468
Due from employees	3,714

Total current assets	791,320

Property and equipment, net	221,474

Deposits and other assets	12,119

Intangible assets	2,340

Total assets	$1,027,253

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Convertible note payable	$250,000
Convertible note payable - officer	100,000
Accounts payable	246,691
Accrued liabilities	33,573
Accrued wages and wage related expenses	121,728
Deferred licensing revenue	86,801
Sales returns liability	32,000

Total current liabilities	870,793

Long-term liabilities

Non-current deferred income tax liablility, net	12,087

Total liabilities	882,880

Stockholders' equity
Common stock, $0.001 par value; 50,000,000 shares authorized; 10,175,000 shares issued and outstanding	10,175
Additional paid-in capital	117,075
Retained earnings	17,123

Total stockholders' equity	144,373

Total liabilities and stockholders' equity	$1,027,253

See accompanying notes to financial statements.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
STATEMENTS OF OPERATIONS

	Year Ended Dec 31, 2006	For the Period From Mar 24, 2005 (inception) to Dec 31, 2005

Net sales	$2,777,036	$728,786
Cost of sales	727,434	119,410

Gross profit	2,049,602	609,376

Operating expenses:
Salaries and related taxes	858,869	164,038
Consulting	73,750	-
Settlement fees	101,750	-
Advertising and marketing	370,043	22,626
Bad debt (recovery) expense	(2,307)	22,500
Other selling, general and administrative	872,115	157,931

Total operating expenses	2,274,220	367,095

(Loss) income from operations	(224,618)	242,281

Other income (expense):
Interest expense	(2,813)	(900)
Interest and other income	6,760	-

Total other income (expense)	3,947	(900)

Income before provision for income taxes	(220,671)	241,381

Income tax benefit (expense)	79,418	(83,005)

Net (loss) income	(141,253)	158,376

Basic and diluted net (loss) earnings per common share	$(0.01)	$0.02

Weighted average number of shares outstanding - basic and diluted	10,052,808	10,000,000

See accompanying notes to financial statements.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006 and for the Period from March 24, 2005 (Inception) to December 31, 2005

			Additional		Total
	Common Stock		Paid-in	Retained	Stockholders'
	Shares	Amount	Capital	Earnings	Equity

Balance, March 24, 2005 (Inception)	-	$-	$-	$-	$-

Common stock issued to founder at inception	10,000,000	10,000	(9,000)	-	1,000

Net income for the period	-	-	-	158,376	158,376

Balance, December 31, 2005	10,000,000	10,000	(9,000)	158,376	159,376

Capital Contribution	-	-	25,000	-	25,000

Sale of common stock	100,000	100	74,900	-	75,000

Common stock issued in settlement of contract	75,000	75	26,175	-	26,250

Net loss for the year	-	-	-	(141,253)	(141,253)

Balance, December 31, 2006	10,175,000	$10,175	$117,075	$17,123	$144,373

See accompanying notes to financial statements.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
STATEMENTS OF CASH FLOWS
	Year Ended	For the Period From Mar 24, 2005 to
	Dec 31, 2006	Dec 31, 2005
Cash flows from operating activities
Net (loss) income	$(141,253)	$158,376
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	41,503	2,440
Loss on disposal of fixed assets	335	-
Bad debt (recovery) expense	(2,307)	22,500
Deferred income tax (benefit ) expense	(79,418)	72,037
Expense related to issuance of common stock for contract settlement	26,250	-
Changes in assets and liabilities
Accounts receivable	955	(142,297)
Inventory	(92,050)	(10,472)
Due from employees	(3,714)	-
Prepaid income taxes	(44,361)	-
Prepaid expenses and other current assets	39,074	(70,798)
Due from related parties	6,364	(6,364)
Deposits	-	(4,516)
Other assets	(7,603)	-
Accounts payable	203,326	43,365
Income taxes payable	(3,468)	3,468
Accrued liabilities	11,799	-
Accrued wages and wage related expenses	121,728	-
Deferred licensing revenues	86,801	-
Sales return liability	25,320	-
Accrued interest payable	-	28,455

Net cash provided by operating activities	189,281	96,194

Cash flows from investing activities
Payments for intangible assets	-	(2,340)
Proceeds from disposal of equipment	3,000	-
Purchase of property and equipment	(189,543)	(54,204)

Net cash used in investing activities	(186,543)	(56,544)

Cash flows from financing activities
Repayments on equipment financing payable	(10,017)	(14,989)
Loan proceeds	-	4,500
Proceeds from convertible note payable	250,000	-
Proceeds from convertible note payable - officer	100,000	-
Loan repayments	-	(4,500)
Capital contribution	25,000	-
Proceeds from sale of common stock	75,000	1,000

Net cash provided by (used in) financing activities	439,983	(13,989)

Net increase in cash and cash equivalents	442,721	25,661

Cash and cash equivalents at beginning of year	25,661	-

Cash and cash equivalents at end of year	$468,382	$25,661

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$1,814	$900
Cash paid during the period for income taxes	$1,000	$7,500

Non-cash investing and financing activities
Property and equipment acquired for equipment financing payable	$-	$25,005

See accompanying notes to financial statements.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Zagg Incorporated (fka ShieldZone Corporation) (the “Company”, “we”, “us”, or “our”) was incorporated in the State of Utah on March 24, 2005 as Protective Solutions, Inc.  On January 30, 2006, the Company amended its articles of incorporation and changed its name to ShieldZone Corporation.  On February 8, 2007 we were acquired by an inactive publicly held company, Amerasia Khan Enterprises Ltd. in a transaction accounted for as a recapitalization of the Company.  On March 1, 2007, we redomesticated our operating subsidiary by reincorporating it in the State of Nevada and on that same date we merged that subsidiary into Amerasia Khan Enterprises Ltd, the parent, who was the surviving entity.  In connection with the merger we changed the name of Amerasia Khan Enterprises Ltd. to Zagg Incorporated.  The Company continues to operate the historical business of ShieldZone Corporation and may use the ShieldZone name as a tradename (see Note 15).

The Company has developed and sells, through the Internet and wholesale distribution channels, patent-pending protective shields under the name of the invisibleSHIELD™ for electronic devices.

Ability to Continue as a Going Concern

At December 31, 2006, the Company had a working capital deficit of $79,473.  In 2006, the Company had a net loss of $141,253 and a positive cash flow from operations of $189,281.  This loss is primarily the result of significant costs associated with the reverse merger/recapitalization completed in February 2007 that were incurred in 2006 and included in the statements of operations for 2006.

The Company views the merger as an opportunity for additional exposure to the public markets, and gives the Company an additional source of capital to draw from to support the anticipated expansion and revenue growth. The Company experienced revenue increases from 2005 to 2006 and management anticipates continued growth through additional marketing and sales programs currently under development. In addition, $250,000 of convertible notes at December 31, 2006 were converted to common stock in February 2007.

Based on the existing cash, positive cash flow from operations, projected revenue growth and the additional capital sources upon which the Company has to draw based on its status as a publicly held company, management does not believe that substantial doubt exists about the Company’s ability to continue as a going concern .

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in 2006 and 2005 include the allowance for doubtful accounts, inventory valuation allowances, sales returns and warranty liability, the useful life of property and equipment and the valuation allowance on deferred tax assets.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The Company’s financial instruments consist mainly of accounts receivable and short-term obligations. The Company believes that the carrying amounts approximate their fair values due to the short term maturities of these instruments. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Accounts Receivable

The Company sells its products to end-users through retailers and other resellers who are extended credit terms after an analysis of their financial condition and credit worthiness.

The Company also accepts orders from its website store and corporate owned kiosk stores and receives credit card payments through its merchant bank.

Credit terms to retailers and resellers, when extended, are based on evaluation of the customers' financial condition and, generally, collateral is not required. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. Management regularly evaluates the allowance for doubtful accounts considering a number of factors. Accounts receivable are generally due within thirty days of the invoice date and considered past due after thirty days. Estimated losses are based on the aging of accounts receivable balances, a review of significant past due accounts, and our historical write-off experience, net of recoveries. If the financial condition of our customers were to deteriorate, whether due to deteriorating economic conditions generally, in the industry, or otherwise, resulting in an impairment of their ability to make payments, additional allowances would be required.

Accounts receivable from merchant banks are due to the clearing time the merchant banks take to post the transactions to the Company’s bank account. There is typically a two to five day lag between the charge date and the posting date.

The Company establishes an allowance and charges bad debt expense on accounts receivable when they become doubtful of collection, and payments subsequently received on such receivables are credited to the bad debt expense in the period of recovery.

Inventories

Inventories, consisting primarily of finished goods and raw materials, are valued at the lower of cost or market and are accounted for on the first-in, first-out basis. Management performs periodic assessments to determine the existence of obsolete, slow moving and non-saleable inventories, and records necessary provisions to reduce such inventories to net realizable value. We recognize all inventory reserves as a component of cost of sales.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease. The useful lives are as follows:

Useful Lives
Office, computer and other equipment	3 to 7 years
Automobiles	5 years
Leasehold improvements	1 to 3.13 years

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Major additions and improvements are capitalized, while costs for minor replacements, maintenance and repairs that do not increase the useful life of an asset are expensed as incurred. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is reflected in other selling, general and administrative expense.

Intangibles and other long-lived assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews the carrying value of intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparison of its carrying amount to the undiscounted cash flows that the asset or asset group is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property, if any, exceeds its fair market value.

Accounting for Derivatives

The Company evaluates its convertible debt, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for under Statement of Financial Accounting Standards 133 “Accounting for Derivative Instruments and Hedging Activities” and related interpretations including EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.

The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the consolidated statement of operations as an other income or expense. Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity. Equity instruments that are initially classified as equity that become subject to reclassification under SFAS 133 are reclassified to liability at the fair value of the instrument on the reclassification date.

Contingencies

Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Revenue recognition

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of an arrangement exists or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  The Company’s revenue is derived from sales of its products to retailers, resellers and end consumers and from the sale of distributor license fees. For sales of product, the Company records revenue when the product is shipped, net of estimated returns and discounts. For license fees, the Company recognizes revenue on a prorated basis over the life of the distribution contract.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The Company follows the guidance of Emerging Issues Task Force (EITF) Issue 01-9 ``Accounting for Consideration Given by a Vendor to a Customer'' and (EITF) Issue 02-16 ``Accounting by a Customer (Including a Reseller) for Certain Considerations Received from Vendors.'' Accordingly, any incentives received from vendors are recognized as a reduction of the cost of products. Promotional products given to customers or potential customers are recognized as a cost of sales. Cash incentives provided to our customers are recognized as a reduction of the related sale price, and, therefore, are a reduction in sales.

Reserve for Sales Returns and Warranty Liability

Our return policy generally allows our end users and retailers to return purchased products for refund or in exchange for new products within 30 days of end user purchase. The Company estimates a reserve for sales returns and records that reserve amount as a reduction of sales and as a sales return reserve liability. During the year ended December 31, 2006 and the period ended December 31, 2005, actual and estimated sales returns totaled $5,882 and $7,507, respectively. At December 31, 2006 the sales return liability was $32,000.

The Company generally provides the ultimate consumer a warranty with each product and accrues warranty expense at the time of the sale based on the Company’s prior claims history. Actual warranty costs incurred are charged against the accrual when paid. During the year ended December 31, 2006 and for the period ended December 31, 2005, warranty expense and the reserve for warranty liability, respectively, was not material.

 Shipping and Handling Costs

Amounts invoiced to customers for shipping and handlings are included in sales and were $243,267 for the year ended December 31, 2006 and $60,060 for the period ended December 31, 2005. Actual shipping and handling costs to ship products to our customers are included in cost of sales and were $310,584 for the year ended December 31, 2006 and $59,757 for the period ended December 31, 2005.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. Deferred income tax assets are reviewed for recoverability and valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable in the future. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (“SFAS No. 123R”). SFAS No. 123R establishes the financial accounting and reporting standards for stock-based compensation plans. As required by SFAS No. 123R, the Company recognizes the cost resulting from all stock-based payment transactions including shares issued under its stock option plans in the financial statements based upon the fair value of such equity instruments granted.  As there were no common stock options granted or outstanding in 2006 or 2005, there was no financial effect to the Company upon implementation of SFAS 123R.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation plans (including shares issued under its stock option plans) in accordance with APB Opinion No. 25 and followed the pro forma net income, pro forma income per share, and stock-based compensation plan disclosure requirements set forth in the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Research and development

Research and development costs, if any, are expensed as incurred. For the year ended December 31, 2006 and for period ended December 31, 2005, research and development costs were not material and included in the accompanying statements of operations in other selling, general and administrative expenses.

Advertising

Advertising is expensed as incurred. Advertising expenses for the year ended December 31, 2006 were $370,043 and for period ended December 31, 2005 were not material.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified to conform to the 2006 presentation.

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." This interpretation provides guidance for recognizing and measuring uncertain tax positions, as defined in SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a threshold condition that a tax position must meet for any of the benefit of an uncertain tax position to be recognized in the financial statements. Guidance is also provided regarding de-recognition, classification, and disclosure of uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect that this interpretation will have a material impact on its financial position, results of operations, or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

Effective December 31, 2006 we adopted the recognition and disclosure provisions of SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” (FAS 158). These provisions did not materially impact our consolidated financial statements. FAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit pension and other postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires plan assets and obligations to be measured as of the employer’s balance sheet date. The measurement provision of this statement will be effective for years beginning after December 15, 2008 with early adoption encouraged. We have not yet adopted the measurement date provisions of this statement.

In 2006, we adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The adoption of SAB 108 did not impact our financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Net (Loss) Income Per Common Share

Basic net (loss) income per share is computed by dividing net (loss) income by weighted average number of shares of common stock outstanding during each period. Diluted net (loss) income per share is computed by dividing net (loss) income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. As of December 31, 2006 and 2005, the Company did not have any dilutive securities.

The following is a reconciliation of the numerator and denominator used to calculate Basic and Diluted EPS:

	Net Income (Loss)	Weighted Average Shares	Per Share Amount
Period from March 24, 2005 (Inception) to December 31, 2005:
Basic EPS	$158,376	10,000,000	$0.02
Effect of common stock equivalents	—	—
Diluted EPS	$158,376	10,000,000	$0.02

Year Ended December 31, 2006:
Basic EPS	$(141,253)	10,052,808	$(0.01)
Effect of common stock equivalents	——
Diluted EPS	$(141,253)	10,052,808	$(0.01)

NOTE 2 - ACCOUNTS RECEIVABLE, NET

Accounts Receivable at December 31, 2006 was as follows:

Accounts receivable	$141,342
Less: Allowance for doubtful accounts	(20,193)
Accounts Receivable, net	$121,149

Bad debt expense (recovery) for the year ended December 31, 2006 was ($2,307) and for period ended December 31, 2005 was $22,500.

NOTE 3 - INVENTORIES

At December 31, 2006 inventories consisted of the following:

Finished Goods		$67,257
Raw Materials		35,265
	$	$ 102,522

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

NOTE 4 - PROPERTY AND EQUIPMENT

At December 31, 2006, property and equipment consisted of the following:

	Useful Lives
Computer Equipment and Software	3 to 5 years	$58,790
Office Equipment	3 to7 years	58,407
Furniture and Fixtures	7 years	9,405
Automobiles	5 years	47,063
Leasehold improvements	1 to 3.13 years	91,637

		265,302
Less Accumulated Depreciation		(43,828)

		$221,474

Depreciation expense was $41,503 for the year ended December 31, 2006 and $2,440 for the period ended December 31, 2005. During 2006, the Company purchased an asset for $3,450 and recorded accumulated depreciation on that asset of $115 before selling the asset for proceeds of $3,000. A loss of $335 was recognized on the sale of the asset in the accompanying financial statements.

NOTE 5 - INTANGIBLE ASSETS

At December 31, 2006, intangible assets consist of legal fees paid in connection with the Company’s patent application. As of December 31, 2006, the patent had not been granted. Accordingly, the Company had not begun to amortize the patent costs and will begin amortizing the patent over the legal life of the patent, when the patent is granted.

NOTE 6 - EQUIPMENT FINANCING PAYABLE

During September and October 2005, the Company entered in two equipment financing arrangements totaling $25,004 in connection with the acquisition of office equipment. Under the financing arrangements, the Company was to make five equal payments, without interest, of approximately $5,000 each through December 2006. At December 31, 2005, amounts due under equipment financing arrangements amounted to $10,016. At December 31, 2006, the amount had been paid in full.

NOTE 7 - INCOME TAXES

The following table shows the Company’s deferred and current income tax (benefit) expense for the year ended December 31, 2006 and the period ended December 31, 2005, as follows:

	2006	2005
Deferred income tax (benefit) expense	$(79,418)	$72,037
Current income tax (benefit) expense	--	10,968
	$(79,418)	$83,005

The Company’s income tax (benefit) expense differs from the “expected” income tax (benefit) expense for Federal and State income tax purposes for the years ended December 31, 2006 and 2005, (computed by applying the blended United States Federal and the State Corporate tax rate of 37.3% and 40%, respectively to (loss) income before taxes), as follows:

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

	2006	2005
Computed “expected” tax (benefit) expense	$(82,311)	$96,552
Meals and entertainment	1,572	990
Other	1,321	--
Current income taxes, tax rate difference	--	(14,537)
	$(79,418)	$83,005

The Company filed its 2005 tax return using the cash basis of accounting. Accordingly, there were significant deferred tax assets and liabilities at December 31, 2005. The Company converted to an accrual basis for tax purposes in 2006 and thereafter.

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2006 are as follows:

2006
Deferred tax assets:
Net operating loss carryforward	$4,422
Allowance for doubtful accounts	7,532
Sales returns accrual	11,936
Total gross deferred tax assets	23,890
Less valuation allowance	--

Net deferred tax assets	$23,890

Deferred tax liabilities:
Property and equipment	$16,509
Total gross deferred tax liabilities	16,509

Net deferred tax assets	$7,381

Deferred tax assets, net - current	$19,468
Deferred tax liabilities, net - non-current	(12,087)
Net deferred tax assets	$7,381

There was no valuation allowance at December 31, 2006 as management believes it is more likely than not that it can realize its deferred tax assets.

At December 31, 2006, the Company had a net operating loss carryforward of approximately $11,900 available to offset future taxable income through 2026.

NOTE 8 - STOCKHOLDER’S EQUITY

Change in Authorized Shares

On January 30, 2006, the Company amended its articles of incorporation and increased the numbers of authorized shares of the Company to 10,000,000, of which 4,000,000 shares, no par value, shall be common stock and 6,000,000 shares of no par value shall be preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. In November 2006, the Company amended its articles of incorporation to cancel the preferred shares previously authorized and increase the number of authorized common shares to 10,500,000. In February 2007 the Company recapitalized with a public shell and authorized shares became 50,000,000 at $0.001 par value (See Note 15). The new authorized shares are reflected retroactively in the accompanying balance sheet.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Forward Stock Splits

In January 2006, the Company authorized a 2 for 1 forward stock split and then a 1980.198 for 1 forward stock split on the outstanding common stock. Additionally, in November 2006, the Company authorized a 2.525 for 1 forward stock split on the common stock. All share and per share data in the accompanying financial statements has been retroactively adjusted to account for these forward stock splits.

Common Stock

At March 24, 2005 (inception), the Company issued 10,000,000 shares of common stock to its founder for $1,000.

On January 13, 2006, under an agreement between the then sole shareholder of the Company (the “Shareholder”) and a then third party, the shareholder sold 50% of his equity holdings consisting of common shares in the Company, to the current Chief Executive Officer who was not an officer or related party at the time of the sale (see Note 10). At the agreement date the third party was appointed as an officer and director. The sale price was $25,000 cash ($.005 per share). The selling shareholder simultaneously contributed the $25,000 consideration back to the Company which amount was recorded as $25,000 of contributed capital.

In July 2006, the Company sold 100,000 common shares for $75,000 or $0.75 per share.

On September 22, 2006, as amended on December 15, 2006, the Company entered into a one-year investor relations agreement, whereby the consultants agreed to assist the Company in structuring a transaction in order to attract investment capital and prospective public merger candidates. As compensation to the consultants, the Company agreed to pay the consultants 15% of the Company’s common stock, on a fully-diluted basis, to be retained as of the date of closing of any transaction principally involving closing of a funding and reverse merger transaction following which the Company’s existing stockholders shall become stockholders of a public company. No shares were earned or paid as of December 31, 2006.

On September 12, 2006, the Company entered into an Exclusive Finder’s Agreement (the “Finders Agreement”) with a third party consultant, whereby the consultant will act as the Company’s exclusive finder with respect to sales by the Company in a private placement transaction of up to an aggregate $6,000,000 in equity, or equity-related debt or bridge note securities of the Company to investors during the term of the Finders Agreement. In consideration for the services rendered, the Company shall pay to the consultant cash compensation equal to 9% of the gross offering funds received in the offering. Additionally, the consultant shall receive 10% warrant compensation (for every $10 raised, the consultant shall received 1 warrant). The warrant strike price shall equal the strike, expiration and registration rights of any warrants sold under the offering. No cash or warrants were earned or paid as of December 31, 2006.

The Company entered into a distribution agreement with a distributor (the “Distributor”) in March 2006. On December 12, 2006, under a settlement type purchase agreement the Company agreed to issue to the Distributor 75,000 of its common shares, $13,000 cash plus portion of payment due from a customer for which the Distributor was the Company’s distributor in order to early cancel the distribution agreement. The shares were valued and expensed at $26,250 or $0.35 per share which was a contemporaneous sale price in a private transaction where a former officer sold a portion of his common shares of the Company.

The Company currently does not have any outstanding stock options, a stock option plan or an incentive plan. The Board of Directors has reserved 725,000 shares of common stock for use in such a plan to be established in 2007.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

NOTE 9 - CONVERTIBLE NOTE PAYABLE - OFFICER

In November 2006, the Company entered into a Convertible Note with an affiliate of the Company’s Chief Executive Officer in the original principal amount of $100,000. The note is convertible at the holder's option any time up to maturity at a conversion price equal to $0.35 per common share. The note is due on May 15, 2007, bears interest at 20% per year and is unsecured. Such interest is payable at maturity. The common shares underlying the Note shall have piggy back registration rights.

The note is a conventional convertible instrument and the Company evaluated the conversion feature and determined that there was not a separate derivative instrument associated with the note and no derivative liability was recognized. The Company determined that there was no beneficial conversion feature associated with the note as the conversion price was equal to the deemed market value on the date of grant.

NOTE 10 - CONVERTIBLE NOTE PAYABLE

On December 27, 2006, the Company entered into a Secured Convertible Note Purchase Agreement (the “Convertible Note Agreement”). Pursuant to the Convertible Note Agreement, the Company issued a convertible note to the Investor in the original principal amount of $250,000. The note is convertible at the holder's option any time up to maturity at a conversion price equal to $0.35 per common share. The note is due on March 1, 2007, bears interest at 4% per year, and is secured by substantially all of the assets of the Company. Such interest is payable at maturity and shall be computed on the basis of a 360-day year. The note shall automatically convert at any time prior to maturity upon the sooner of (i) a merger of the Company with and into a publicly listed or traded entity, or (ii) the Company consummates the issuance and sale of an aggregate of $500,000 of common stock. The common shares underlying the Note shall have piggy back registration rights. In February 2007, the note converted into 714,286 shares of common stock.

The note is a conventional convertible instrument and the Company evaluated the conversion feature and determined that there was not a separate derivative instrument associated with the note and no derivative liability was recognized. The Company determined that there was no beneficial conversion feature associated with the note as the conversion price was equal to the deemed market value on the date of grant.

The weighted average interest rate for the two notes discussed above was 8.57%.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office and warehouse space under operating leases that expire through June 2009. The office lease agreements have certain escalation clauses and renewal options. Future minimum rental payments required under the operating lease are as follows:

2007	$44,088
2008	24,030
2009	12,192
Total	$80,310

Rent expense was $56,264 for the year ended December 31, 2006 and $5,918 for the period ended December 31, 2005.

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business, including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

NOTE 12 - RELATED PARTY TRANSACTIONS

In October 2005 the Company executed a 9 month consulting agreement with a then third party entity where the third party will provide corporate management services. The compensation was $85,000 cash which was paid in December 2005. As of December 31, 2005, $63,750 of the $85,000 was reflected as a prepaid asset. In January 2006 the sole owner of the third party entity became a related party by purchasing a 50% interest in the equity of the Company and being appointed Chief Executive Officer and Director of the Company.

NOTE 13 - CONCENTRATIONS

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. The Company maintains its cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2006.

Concentration of supplier

The Company purchases its raw materials primarily from one source. Management is aware of similar raw materials that would be available from other sources if required and has current plans to immediately engage such resources if necessary.

Concentration of accounts receivable

At December 31, 2006, approximately 36% of the balance of accounts receivable was due from one merchant bank for credit card sales.

NOTE 14 - SEGMENTS

For the year ended December 31, 2006 and the period ended December 31, 2005, the Company operated in one segment. The percentage of sales by geographic region for the year ended December 31, 2006 and the period ended December 31, 2005 were approximately:

	2006	2005
United States	86%	85%
Europe	5%	13%
Other	9%	2%

No single customer accounted for more than 10% of the Company’s sales for the year ended December 31, 2006 or for the period ended December 31, 2005.

NOTE 15 - SUBSEQUENT EVENTS

On February 8, 2007 (the “recapitalization date”), we executed an Agreement and Plan of Merger (the “Merger Agreement”) by and between Amerasia Khan Enterprises Ltd. (a public shell), now known as Zagg Incorporated, and its wholly-owned subsidiary, SZC Acquisition Inc., a Nevada corporation (“Subsidiary”) on the one hand and ShieldZone Corporation, (“ShieldZone”) a Utah corporation, on the other hand. Pursuant to the Merger Agreement, Subsidiary was merged into ShieldZone with ShieldZone surviving the merger. In consideration, the stockholders of ShieldZone received 10,175,000 shares of Amerasia Khan Enterprises Ltd., now known as Zagg Incorporated, common stock which was approximately 69% of the total common shares outstanding just subsequent to the merger but before the simultaneous sale of 785,856 common shares for $275,000 ($0.35 per share) and conversion of a $250,000 convertible promissory note for 714,286 shares. The Company also issued warrants in conjunction with the sale of the 785,856 common shares and the raise and conversion of the $250,000 convertible promissory note. The Company issued warrants as a fee to purchase 52,500 shares of our common stock at an exercise price of $0.35. These warrants may be exercised until March 18, 2012, at which time they will expire if not exercised. The warrant holders also have piggyback registration rights. In connection with the merger/recapitalization, the Company is deemed to have issued 4,600,000 common shares to the original stockholders’ of Amerasia Khan Enterprises Ltd. Subsequent to the merger/recapitalization, 1,254,000 shares owned by certain original shareholders of Amerasia Khan Enterprises Ltd. were cancelled.

ZAGG INCORPORATED
(fka SHIELDZONE CORPORATION)
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The merger was accounted for as a recapitalization of ShieldZone, a Utah corporation because on a post-merger basis, the former stockholders of ShieldZone Corporation held a majority of the outstanding common stock on a voting and fully-diluted basis and had Board and management control. As a result, ShieldZone is deemed to be the acquirer for accounting purposes. In March 2007, ShieldZone Corporation was merged into its parent, Amerasia Khan Enterprises Ltd., now known as Zagg Incorporated, and the name of the surviving entity, Amerasia Khan Enterprises Ltd., was changed to Zagg Incorporated.

Accordingly the balance sheets just subsequent to the recapitalization date consists of the balance sheets of both companies at historical cost and the statement of operations consists of the historical operations of ShieldZone and the operations of Amerasia Khan Enterprises Ltd., now known as Zagg Incorporated, from the recapitalization date.

All share and per share data in the accompanying financial statements have been retroactively changed to reflect the effect of the merger and recapitalization.

ZAGG INCORPORATED
CONDENSED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2007	2006

ASSETS

Current assets
Cash	$993,380	$468,382
Accounts receivable, net	64,427	121,149
Inventories	152,922	102,522
Prepaid income taxes	44,361	44,361
Prepaid advertising	124,076	-
Prepaid expenses and other current assets	182,811	31,724
Deferred income tax assets	16,796	19,468
Due from employees	-	3,714

Total current assets	1,578,773	791,320

Property and equipment, net	226,629	221,474

Deposits and other assets	37,119	12,119

Intangible assets	50,054	2,340

Total assets	$1,892,575	$1,027,253

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Convertible note payable	$-	$250,000
Convertible note payable - officer	-	100,000
Notes payable	250,000	-
Advance on financing transaction	800,000	-
Accounts payable	268,994	246,691
Accrued liabilities	9,164	33,573
Accrued wages and wage related expenses	68,272	121,728
Deferred licensing revenue	99,300	86,801
Sales returns liability	15,483	32,000

Total current liabilities	1,511,213	870,793

Long-term liabilities

Non-current deferred income tax liablility, net	12,361	12,087

Total liabilities	1,523,574	882,880

Stockholders' equity
Common stock, $0.001 par value; 50,000,000 shares authorized;
15,168,995 and 10,175,000 shares issued and outstanding, respectively	15,170	10,175
Additional paid-in capital	655,189	117,075
Retained (deficit) earnings	(301,358)	17,123

Total stockholders' equity	369,001	144,373

Total liabilities and stockholders' equity	$1,892,575	$1,027,253

See accompanying notes to condensed financial statements.

ZAGG INCORPORATED
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Net sales	$804,458	$638,253	$1,597,306	$1,162,511
Cost of sales	203,672	182,623	390,831	344,222

Gross profit	600,786	455,630	1,206,475	818,289

Operating expenses:
Salaries and related taxes	346,035	223,615	654,443	406,351
Consulting	2,000	-	38,500	73,750
Advertising and marketing	78,651	73,760	239,786	161,301
Other selling, general and administrative	206,539	126,898	568,287	196,150

Total operating expenses	633,225	424,273	1,501,016	837,552

(Loss) income from operations	(32,439)	31,357	(294,541)	(19,263)

Other (expense) income:
Interest expense	(20,231)	-	(26,099)	-
Interest and other income	3,969	6,819	4,085	6,960

Total other (expense) income	(16,262)	6,819	(22,014)	6,960

(Loss) ncome before benefit (provision) for income taxes	(48,701)	38,176	(316,555)	(12,303)

Income tax benefit (expense)	408	-	(2,310)	-

Net (loss) income	(48,293)	38,176	(318,865)	(12,303)

Basic and diluted net (loss) income per common share	$(0.00)	$0.00	$(0.02)	$(0.00)

Weighted average number of shares outstanding - basic and diluted	15,168,995	10,000,000	14,596,739	10,000,000

See accompanying notes to condensed financial statements.

ZAGG INCORPORATED
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006
Cash flows from operating activities
Net loss	$(318,865)	$(12,303)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	36,976	1,750
Deferred income tax (benefit) expense	2,946	57,730
Changes in assets and liabilities
Accounts receivable	56,722	87,955
Inventory	(50,400)	(30,299)
Due from employees	3,714	(33,138)
Prepaid advertising	(124,076)	-
Prepaid expenses and other current assets	(101,087)	(2,507)
Other assets	(25,000)	(1,645)
Accounts payable	(24,947)	56,148
Accrued liabilities	(8,716)	59,136
Accrued wages and wage related expenses	(53,456)	-
Deferred licensing revenues	12,499	-
Sales return liability	(16,517)	-

Net cash (used in) provided by operating activities	(610,207)	182,827

Cash flows from investing activities
Payments for intangible assets	(47,714)	(123,466)
Purchase of property and equipment	(42,131)	-

Net cash used in investing activities	(89,845)	(123,466)

Cash flows from financing activities
Repayments on equipment financing payable	-	(7,376)
Proceeds from advance on financing transaction	800,000	-
Proceeds from related party notes payable	-	30,063
Proceeds from notes payable	200,000	-
Payments on convertible note payable - officer	(50,000)	-
Capital contribution	-	25,000
Proceeds from sale of common stock	275,050	-

Net cash provided by financing activities	1,225,050	47,687

Net (decrease) increase in cash and cash equivalents	524,998	107,048

Cash and cash equivalents at beginning of the period	468,382	25,661

Cash and cash equivalents at end of the period	$993,380	$132,709

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$12,605	$-
Cash paid during the period for income taxes	$-	$8,796

See accompanying notes to condensed financial statements.

ZAGG INCORPORATED
CONDENSED STATEMENTS OF CASH FLOWS (Continued)
(Unaudited)

Supplemental schedule of noncash investing and financing activities

For the Six Months Ended June 30, 2007:

Issued 714,286 shares of common stock in conversion of convertible note payable.

Issued 147,853 shares of common stock in conversion of convertible note payable - officer and accrued interest.

For the Six Months Ended June 30, 2006:

Capital contribution of $25,000.

See accompanying notes to condensed financial statements.

ZAGG INCORPORATED
Notes to Condensed Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed financial statements of ZAGG Incorporated (collectively, the “Company” or “ZAGG”) have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading. The Company suggests that these condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Company’s 2006 Annual Report on Form 10-KSB.

These condensed financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented.

Operating results for the six months ended June 30, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

Nature of Operations - ZAGG Incorporated was incorporated in the State of Utah on March 24, 2005 as Protective Solutions, Inc.  On January 30, 2006, the Company amended its articles of incorporation and changed its name to ShieldZone Corporation.  On February 8, 2007 we were acquired by an inactive publicly held company, Amerasia Khan Enterprises Ltd. in a transaction accounted for as a recapitalization of the Company.  On March 1, 2007, we redomesticated our operating subsidiary by reincorporating it in the State of Nevada and on that same date we merged that subsidiary into Amerasia Khan Enterprises Ltd, the parent, who was the surviving entity.  In connection with the merger we changed the name of Amerasia Khan Enterprises Ltd. to ZAGG Incorporated.  The Company continues to operate the historical business of ShieldZone Corporation and may use the ShieldZone name as a trade name.

The Company has developed and sells, through the Internet and wholesale distribution channels, patent-pending protective shields under the name of the invisibleSHIELD™ for electronic devices and other electronics accessories.

Business Condition - For the three months ended June 30, 2007 and 2006, the Company generated revenues of $804,458 and $638,253, respectively and incurred a net loss of ($48,293) and net income of $38,176, respectively. For the six months ended June 30, 2007 and 2006, the Company generated revenues of $1,597,306 and $1,162,511, respectively and incurred net losses of ($318,865) and ($12,303), respectively, and had negative cash flow from operating activities of ($610,207) for the six months ended June 30, 2007 and positive cash flow from operating activities of $182,827 for the six months ended June 30, 2006. As of June 30, 2007, the Company had stockholders’ equity of $369,001, an accumulated deficit of ($301,358), working capital of $67,560, advance on financing transaction of $800,000, accounts payable of $268,994, notes payable of $250,000, deferred licensing revenue of $99,300, accrued wages of $68,272, sales returns liability of $15,483 and accrued liabilities of $9,164. Management believes that existing cash, along with cash generated from the collection of accounts receivable, the sale of products and proceeds from the short-term financing will be sufficient to meet the Company’s cash requirements during the next twelve months.

Revenue recognition

The Company follows the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin 104 for revenue recognition.  In general, the Company records revenue when persuasive evidence of an arrangement exists or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured.  The Company’s revenue is derived from sales of its products to retailers, resellers and end consumers and from the sale of distributor license fees. For sales of product, the Company records revenue when the product is shipped, net of estimated returns and discounts. For license fees, the Company recognizes revenue on a prorated basis over the life of the distribution contract.

The Company follows the guidance of Emerging Issues Task Force (EITF) Issue 01-9 ``Accounting for Consideration Given by a Vendor to a Customer'' and (EITF) Issue 02-16 ``Accounting by a Customer (Including a Reseller) for Certain Considerations Received from Vendors.'' Accordingly, any incentives received from vendors are recognized as a reduction of the cost of products. Promotional products given to customers or potential customers are recognized as a cost of sales. Cash incentives provided to our customers are recognized as a reduction of the related sale price, and, therefore, are a reduction in sales.

Reserve for Sales Returns and Warranty Liability

Our return policy generally allows our end users and retailers to return purchased products for refund or in exchange for new products within 30 days of end user purchase. The Company estimates a reserve for sales returns and records that reserve amount as a reduction of sales and as a sales return reserve liability. At June 30, 2007 the sales return liability was $15,483.

The Company generally provides the ultimate consumer a warranty with each product and accrues warranty expense at the time of the sale based on the Company’s prior claims history. Actual warranty costs incurred are charged against the accrual when paid. During the three and six months ended June 30, 2007 and 2006, warranty expense and the reserve for warranty liability, respectively, was not material.

 Shipping and Handling Costs

Amounts invoiced to customers for shipping and handling are included in sales and were $118,198 for the six months ended June 30, 2007 and $113,869 for the six months ended June 30, 2006. Actual shipping and handling costs to ship products to our customers are included in cost of sales and were $160,165 for the six months ended June 30, 2007 and $124,186 for the six months ended June 30, 2006.

Stock-based compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (“SFAS No. 123R”). SFAS No. 123R establishes the financial accounting and reporting standards for stock-based compensation plans. As required by SFAS No. 123R, the Company recognizes the cost resulting from all stock-based payment transactions including shares issued under its stock option plans in the financial statements based upon the fair value of such equity instruments granted. As there were no common stock options granted or outstanding in 2007 or 2006, there was no financial effect to the Company upon implementation of SFAS No. 123R.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation plans (including shares issued under its stock option plans) in accordance with APB Opinion No. 25 and followed the pro forma net income, pro forma income per share, and stock-based compensation plan disclosure requirements set forth in the Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”).

Advertising

General advertising is expensed as incurred. Advertising expenses for the six months ended June 30, 2007 were $239,786 and for the six months ended June 30, 2006 were $161,301. The Company capitalizes expenses related to its direct marketing campaign under the guidance of Statement of Position 93-7 Reporting on Advertising Costs (“SOP 93-7”). The company has capitalized $124,076 as prepaid advertising related to the direct marketing campaign, these costs relate to the production of an infomercial spotlighting the invisibleSHIELD product line. The Company plans to begin the direct marketing campaign during the third quarter of 2007, at which time the Company will begin to amortize these prepaid advertising costs as prescribed by SOP 93-7.

Reclassifications

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation.

Recent accounting pronouncements

In February, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). This Statement provides companies with an option to report selected measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the impact of this standard.

The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant material effect on its current or future earnings or operations.

Net (Loss) Income Per Common Share

Basic net (loss) income per share is computed by dividing net (loss) income by weighted average number of shares of common stock outstanding during each period. Diluted net (loss) income per share is computed by dividing net (loss) income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. As of June 30, 2007 and 2006, the Company did not have any dilutive securities.

The following is a reconciliation of the numerator and denominator used to calculate Basic and Diluted EPS for the three and six months ended June 30, 2007 and 2006:
	Net Loss	Weighted Average Shares	Per Share Amount
Three months ended June 30, 2007:
Basic EPS	$(48,293)	15,168,995	$(0.00)
Effect of common stock equivalents	—	—
Diluted EPS	$(48,293)	15,168,995	$(0.00)

Three months ended June 30, 2006:
Basic EPS	$38,176	10,000,000	$0.00
Effect of common stock equivalents	—	—
Diluted EPS	$38,176	10,000,000	$0.00

	Net Loss	Weighted Average Shares	Per Share Amount
Six months ended June 30, 2007:
Basic EPS	$(318,865)	14,596,739	$(0.02)
Effect of common stock equivalents	—	—
Diluted EPS	$(318,865)	14,596,739	$(0.02)

Six months ended June 30, 2006:
Basic EPS	$(12,303)	10,000,000	$(0.00)
Effect of common stock equivalents	—	—
Diluted EPS	$(12,303)	10,000,000	$(0.00)

The calculation above for the three and six months ended June 30, 2007, excludes the exercise of the 152,500 outstanding warrants as the exercise of these warrants would have an anti-dilutive effect on earnings per share. There were no anti-dilutive instruments outstanding for the three or six months ended June 30, 2006.

NOTE 2 - RECAPITALIZATION

On February 8, 2007 (the “recapitalization date”), we executed an Agreement and Plan of Merger (the “Merger Agreement”) by and between Amerasia Khan Enterprises Ltd. (a public shell), now known as ZAGG Incorporated, and its wholly-owned subsidiary, SZC Acquisition Inc., a Nevada corporation (“Subsidiary”) on the one hand and ShieldZone Corporation, (“ShieldZone”) a Utah corporation, on the other hand. Pursuant to the Merger Agreement, Subsidiary was merged into ShieldZone with ShieldZone surviving the merger. In consideration, the stockholders of ShieldZone received 10,175,000 shares of Amerasia Khan Enterprises Ltd., now known as ZAGG Incorporated, common stock which was approximately 69% of the total common shares outstanding just subsequent to the merger but before the simultaneous sale of 785,856 common shares for $275,000 ($0.35 per share) and conversion of a $250,000 convertible promissory note for 714,286 common shares. The Company also issued warrants in conjunction with the sale of the 785,856 common shares and the raise and conversion of the $250,000 convertible promissory note. The Company issued warrants as a fee to purchase 52,500 shares of our common stock at an exercise price of $0.35. These warrants may be exercised until March 18, 2012, at which time they will expire if not exercised. The warrant holders also have piggyback registration rights. In connection with the merger/recapitalization, the Company is deemed to have issued 4,600,000 common shares to the original stockholders’ of Amerasia Khan Enterprises Ltd. Subsequent to the merger/recapitalization, 1,254,000 shares owned by certain original shareholders of Amerasia Khan Enterprises Ltd. were cancelled.

The merger was accounted for as a recapitalization of ShieldZone, a Utah corporation because on a post-merger basis, the former stockholders of ShieldZone Corporation held a majority of the outstanding common stock on a voting and fully-diluted basis and had Board and management control. As a result, ShieldZone is deemed to be the acquirer for accounting purposes. In March 2007, ShieldZone Corporation was merged into its parent, Amerasia Khan Enterprises Ltd., now known as ZAGG Incorporated, and the name of the surviving entity, Amerasia Khan Enterprises Ltd., was changed to ZAGG Incorporated.

Accordingly the balance sheets just subsequent to the recapitalization date consists of the balance sheets of both companies at historical cost and the statement of operations consists of the historical operations of ShieldZone and the operations of Amerasia Khan Enterprises Ltd., now known as ZAGG Incorporated, from the recapitalization date.

All share and per share data in the accompanying financial statements have been retroactively changed to reflect the effect of the merger and recapitalization.

NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts Receivable at June 30, 2007 and December 31, 2006 was as follows:

	June 30, 2007	December 31, 2006

Accounts receivable	$84,620	$141,342
Less: Allowance for doubtful accounts	(20,193)	(20,193)
Accounts Receivable, net	$64,427	$121,149

Bad debt expense for the six months ended June 30, 2007 was $0.

NOTE 4 - INVENTORIES

At June 30, 2007 and December 31, 2006 inventories consisted of the following:

	June 30, 2007	December 31, 2006

Finished Goods	$44,823	$67,257
Raw Materials	108,099	35,265
	$152,922	$102,522

NOTE 5 - PROPERTY AND EQUIPMENT

At June 30, 2007 and December 31, 2006, property and equipment consisted of the following:

	Useful Lives	June 30, 2007	December 31, 2006
Computer Equipment and Software	3 to 5 years	$84,623	$58,790
Office Equipment	3 to7 years	62,606	58,407
Furniture and Fixtures	7 years	21,504	9,405
Automobiles	5 years	47,063	47,063
Leasehold improvements	1 to 3.13 years	91,637	91,637

		307,433	265,302
Less Accumulated Depreciation		(80,804)	(43,828)

		$226,629	$221,474

Depreciation expense was $36,976 for the six months ended June 30, 2007 and $1,750 for the six months ended June 30, 2006.

NOTE 6 - INTANGIBLE ASSETS

At June 30, 2007, intangible assets consist of legal fees paid in connection with the Company’s patent application of $7,935 and the purchase of the Company’s website address of $42,119. As of June 30, 2007, the patent had not been granted. Accordingly, the Company has not begun to amortize the patent costs and will begin amortizing the patent over the legal life of the patent, when the patent is granted. The Company has determined that the intangible asset related to the website address is an indefinite lived intangible and no amortization has been recognized.

NOTE 7 - STOCKHOLDERS’ EQUITY

During the six months ended June 30, 2007, the Company issued 785,856 shares of its common stock in a private placement wherein the Company received $275,050 and paid fees of $47,250, 714,286 shares of its common stock in conversion of a note payable with a face amount of $250,000 and 147,853 shares of its common stock in conversion of a notes payable in the amount of $50,000.

The Company currently does not have any outstanding stock options, a stock option plan or an incentive plan. The Board of Directors has reserved 800,000 shares of common stock for use in such a plan to be established in 2007.

NOTE 8 - CONVERTIBLE NOTE PAYABLE - OFFICER

In November 2006, the Company entered into a convertible note with an affiliate of the Company’s Chief Executive Officer in the original principal amount of $100,000. The note was convertible at the holder's option any time up to maturity at a conversion price equal to $0.35 per common share. The note was due on May 15, 2007, bore interest at 20% per year and was unsecured. The common shares underlying the note have piggy back registration rights. In March 2007, the Company repaid $50,000 of the principal balance of the note. In addition, the remaining $50,000 of principal plus accrued interest of $1,749 was converted into 147,853 shares of the Company’s common stock.

The note was a conventional convertible instrument and the Company evaluated the conversion feature and determined that there was not a separate derivative instrument associated with the note and no derivative liability was recognized. The Company determined that there was no beneficial conversion feature associated with the note as the conversion price was equal to the deemed market value on the date of grant.

NOTE 9 - CONVERTIBLE NOTE PAYABLE

On December 27, 2006, the Company entered into a Secured Convertible Note Purchase Agreement (the “Convertible Note Agreement”). Pursuant to the Convertible Note Agreement, the Company issued a convertible note to an unrelated investor in the original principal amount of $250,000. The note was convertible at the holder's option any time up to maturity at a conversion price equal to $0.35 per common share. The note was due on March 1, 2007, bore interest at 4% per year, and was secured by substantially all of the assets of the Company. Interest was payable at maturity and was computed on the basis of a 360-day year. In February 2007, the note holder converted the principal balance of the note into 714,286 shares of the Company’s common stock.

The note was a conventional convertible instrument and the Company evaluated the conversion feature and determined that there was not a separate derivative instrument associated with the note and no derivative liability was recognized. The Company determined that there was no beneficial conversion feature associated with the note as the conversion price was equal to the deemed market value on the date of grant.

The weighted average interest rate for the two notes discussed above was 8.57%.

NOTE 10 - NOTES PAYABLE

On May 8, 2007, the Company entered into a promissory note agreement with an unrelated third party in the amount of $200,000. The note bears interest at an annual percentage rate of 18% and is due and payable on August 15, 2007. The Company is required to make interest only payments on the first of each month beginning June 1, 2007. The Company also issued 100,000 warrants with an exercise price of $0.50. The warrants expire on May 30, 2012 and are exercisable any time at the option of the warrant holder. The Company recorded a discount on the note payable of $15,031 as that was the value of the warrants as calculated using the Black-Scholes valuation model. The discount has been amortized as additional interest expense in the accompanying statements.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business, including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 12 - SUBSEQUENT EVENTS

Effective July 10, 2007, the Company sold 1,975,000 shares of its common stock and issued 987,500 warrants with an exercise price of $1.30 to accredited investors for aggregate proceeds of $1,975,000, less fees of $177,750. The warrants expire on July 10, 2012 and are exercisable any time at the option of the warrant holder. Pursuant to a registration rights agreement, the Company agreed to file a registration statement covering the resale of the common stock and the shares of common stock underlying the warrants no later than 30 days from the closing of the offering. The Company also issued an additional 197,500 warrants with an exercise price of $1.30 to the placement agent and its designees as a placement fee. The Company received $800,000 of these funds prior to June 30, 2007 and has reflected the receipt of the funds in the accompanying financial statements as an advance on financing transaction.

On July 24, 2007, the Company issued 800,000 shares of its common stock to employees and affiliates of the Company under its Stock Option and Stock Grant plan. These shares were valued at $1.00 per share and recognized as compensation expense.

  Changes In and Disagreements with Accountants

On March 16, 2007, LBB & Associates Ltd., LLP, was dismissed as our auditors. There were no disagreements with LBB & Associates. On March 19, 2007, we retained Salberg & Company, P.A., as our auditors. We reported this change in auditors on Form 8-K filed March 21, 2007.

On April 17, 2007, Salberg & Company, P.A. was dismissed as our auditors. There were no disagreements with Salberg & Company. On April 17, 207, we retained Hansen, Barnett & Maxwell, P.C. as our auditors. We reported this change in auditors on Form 8-K filed April 20, 2007.

  Available Information

We have filed a registration statement on form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of the company. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving the company. You may inspect the registration statement, exhibits and schedules filed with the Securities and Exchange Commission at the Commission's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Please Call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains a web site at http://www.sec.gov that contains reports, proxy Statements and information regarding registrants that files electronically with the Commission. Our registration statement and the referenced exhibits can also be found on this site.

If we are not required to provide an annual report to our security holders, we intend to still voluntarily do so when otherwise due, and will attach audited financial statements with such report.

Until ________________, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.